

2003

HARLEY-DAVIDSON, INC.

ANNUAL REPORT


MOTOR
HARLEY-DAVIDSON
CYCLES
1903
2003
100

OUR FOCUS IS ON THE HORIZON.

Guided by a relentless

DEDICATION

TO GROW VALUE *and* STRENGTHEN *the* BRAND,

WE DELIVER PRODUCTS *and* SERVICES

that FULFILL DREAMS.


MOTOR
HARLEY-DAVIDSON
COMPANY

DEDICATION

This is the third of three annual reports to explore Harley-Davidson at 100 years. Through unceasing efforts to grow value and strengthen the brand, Harley-Davidson perpetuates its legacy and drives its destiny.


MOTOR
HARLEY-DAVIDSON
COMPANY

TABLE *of* CONTENTS

COVER

Designed by Willie G. Davidson and the Styling Department team to commemorate the Harley-Davidson Centennial, the 100th Anniversary logo has become a symbol of the Motor Company's remarkable longevity.

As dawn breaks *on our* second century, Harley-Davidson is *at* full throttle.

Challenging convention *and* taking new roads, *but always* knowing who *we* are, where *we've* come from, what *we* stand for.

The energy, *the* drive and *the* dedication *that* built Harley-Davidson *into a* legend remain unsurpassed in *their* ability *to* grow value and strengthen *the* brand *for* all of today's stakeholders...

and tomorrow's.



THOUSANDS *of* PEOPLE *on the* ROAD *to* MILWAUKEE SPEAK VOLUMES *about* WHERE WE *are* COMING *from...* *and* WHERE WE *are* HEADED

DEAR FELLOW SHAREHOLDERS:

Riders from all walks of life made the journey of a lifetime to be a part of the Harley-Davidson 100th Anniversary celebration last August. They came from every state in the union and from around the globe, on every kind of Harley-Davidson® motorcycle imaginable. And they carried with them a special excitement—and a sense that this anniversary ride and celebration were more about witnessing the birth of the next 100 years than dwelling in the past. They knew that they were making history, not just reliving it.

And what an anniversary year it was! From the enthusiasm and emotion of those who came to celebrate, to another year of record performance, 2003 demonstrated how our long-range plan to grow value and to strengthen the brand adds up to an unparalleled experience for riders and an outstanding opportunity for investors.

By the time our anniversary celebration came to a close, more than one million people had attended a 100th Anniversary event somewhere around the globe. Add to the mix the introduction of our re-engineered Sportster® motorcycle line, the startup of our new Softail® motorcycle plant in Pennsylvania, and the expansion of the Willie G. Davidson Product Development Center in Wisconsin, and you begin to get the picture of the dynamics in constant motion at Harley-Davidson to create and to fulfill demand.

In 2003, Harley-Davidson, Inc. recorded its 18th consecutive year of record revenue and earnings. Consolidated revenue for the Company was $4.62 billion, a 13% increase over 2002, while net income was $760.9 million, a 31.1% increase over the prior year.

PHOTOGRAPH

FACING PAGE: *Harley-Davidson Chairman and Chief Executive Officer,* Jeffrey L. Bleustein, *greets enthusiasts at the 100th Anniversary MDA Parade of Heroes—Milwaukee, WI*

Diluted earnings per share rose to $2.50, a 31.6% increase over 2002.

The Company shipped 291,147 Harley-Davidson motorcycles in 2003, a 10.4% increase over 2002 and nearly double the 150,818 motorcycles produced just five years ago during our 95th anniversary year.

Retail sales of Harley-Davidson motorcycles for 2003 grew 8.8% in the United States, 11.8% in Europe and 8.3% in Japan, outpacing the heavyweight motorcycle industry in those markets.

Parts & Accessories revenue increased 13.3% to $712.8 million in 2003. Revenue for General Merchandise, which consists of MotorClothes™ apparel and collectibles, totaled $211.4 million. Excluding 100th Anniversary merchandise from the mix in both 2002 and 2003, General Merchandise revenue grew 12.7% year-over-year.

Harley-Davidson Financial Services, Inc. (HDFS) recorded impressive gains in 2003. Operating income increased 61.1% to $167.9 million, reflecting both the quality of HDFS' product offerings and the ability of HDFS to move assertively and capitalize on strong motorcycle demand. In 2003, HDFS made $1.9 billion in retail loans on more than 125,000 motorcycles.

Normally in my letter to shareholders, I would highlight the initiatives that produced these results. However, as Harley-Davidson sets out on its second century in business, I'd prefer to focus on the road ahead.

Eighteen consecutive years of record performance don't just happen. Harley-Davidson's performance since the Company's initial public stock offering in 1986 is the result of a combination of factors. These include our ability to deliver new products to market, attract new customers, retain existing ones and expand capacity in a responsible way. Unique marketplace events also created special growth opportunities for Harley-Davidson.

The common thread in our performance is consumer demand, how we create it and how we satisfy it. Going forward, Harley-Davidson has established a goal to create and fulfill the demand for at least 400,000 motorcycles in 2007. Let me share with you how we set this goal.

Consolidated revenue for the Company was $4.62 billion, a 13% increase over 2002, while net income was $760.9 million, a 31.1% increase over the prior year.

As we look back over our past 18 years in business as a public company, we have grown our motorcycle unit sales from 36,735 motorcycles in 1986 to 291,147 motorcycles in 2003. This is equivalent to an annual compound growth rate of 12.9%.

In analyzing the marketplace over this time period, we believe that there was an underlying "core" growth rate for Harley-Davidson motorcycle sales estimated to be in the range of 7%–9% per year. This core growth rate was driven by factors such as the growing acceptance of motorcycling as a "socially acceptable" sport, the trend for people of all ages to engage in more active lifestyles and the unique appeal of Harley-Davidson motorcycles and the Harley-Davidson motorcycling experience.

We believe that the difference between the core growth rate and the generally higher actual growth rates that prevailed from year to year throughout this period can be attributed to some special circumstances. These include the stock market bubble (and the associated "wealth effect") that occurred during the second half of the 1990s and the excitement, during the past three years, leading up to our 100th Anniversary celebration.

Going forward, we believe we will see a return to a more normal 7% to 9% growth rate, assuming an economy that is not overly hot or cold, and absent unusual marketplace conditions. That rate of growth takes us to approximately 400,000 motorcycles in 2007.

We believe this is a reasonable expectation of growth for the foreseeable future, based on our great lineup of exciting products, the planned pace of new product introductions, our effectiveness in adding new dimensions to the total ownership experience, the continued development of dealer capabilities and the positive impact that our added capacity is having on the supply-demand imbalance. For a change, there are new motorcycles to be seen and touched on some dealership floors, and prices are moving back toward the published Manufacturer's Suggested Retail Price — making our motorcycles more affordable.

Even as unit growth returns to a more normal growth rate, we believe we can sustain earnings growth rates in the mid-teens. We intend to achieve this through ongoing productivity improvements in all areas of the business and earnings contributions from Parts & Accessories, General Merchandise, and Financial Services — all of which are experiencing the benefits of our large (and growing) base of customers.

At the heart of driving our growth, of course, are our employees, who remain our most important asset and hold the key to our future. I'm proud to say that for the sixth time in seven years, Harley-Davidson made *Fortune* magazine's annual list of the "100 Best Companies to Work For"—based largely on *Fortune's* research, which included employee responses to surveys.

At the senior leadership level, we enhanced the team in three important areas in 2003. Twenty-nine-year company veteran Louis Netz was promoted to Vice President-Director of Styling, in recognition of his contributions — in collaboration with Willie G. Davidson — to the look and character of Harley-Davidson motorcycles. Willie G., who is now Senior Vice President and Chief Styling Officer, will continue to provide leadership in this critical function.

In the supply chain management arena, Matt Levatich was promoted to Vice President Materials Management. During his nine years with the Company, Matt has demonstrated versatility and a keen sense of what it takes to be an effective leader.

In response to the dramatic growth of our business in the last few years and to uphold the rigorous level of financial oversight which we insist on, we reorganized the Finance department at the senior level by dividing the duties of Controller and Treasurer. John Olin joined Harley-Davidson in May as Vice President,

Heading into our second century, we have an outstanding team and a solid road map in place—Harley-Davidson's Strategic Plan for Sustainable Growth.

Controller, responsible for financial planning, cost control and security. Jim Brostowitz now serves as Vice President, Treasurer, responsible for external financial reporting, treasury, tax planning and risk management. Harley-Davidson is fortunate to have two such talented individuals in these key positions.

Our track record for working cooperatively with our union partners also yielded results. In 2003, the Company and its Milwaukee unions agreed to a plan that keeps the manufacture of transmission components in-house and provides some limits on the Company's retirement health care costs. Over the next few years, we will be making the largest single investment ever in our Milwaukee-area powertrain operations as a result of those decisions.

I want to thank all the members of the Harley-Davidson family—our customers, our investors, our employees and suppliers, the communities in which we do business and our dealers—for making Harley-Davidson the great company that it is. I consider myself very fortunate to be in this company at this time, helping to guide Harley-Davidson into the future.

Heading into our second century, we have an outstanding team and a solid road map in place—Harley-Davidson's Strategic Plan for Sustainable Growth—with its fundamental objectives to: 1. Grow Value; and 2. Strengthen the Brand. Behind that seeming simplicity lies the engine that drives everything we do.

As a robust, living document, the Plan establishes goals and strategies along a rolling 10-year horizon to attract new customers, to fulfill their dreams for high quality products and memorable experiences, and to continually improve processes, efficiency and productivity at every level. And our shareholders can take comfort in the knowledge that all of us at Harley-Davidson are dedicated to achieving these goals.

With a solid balance sheet, a return on equity of greater than 20% for the last 18 years, demonstrated cash-generating ability, state-of-the-art factories, a steady stream of new products and services, our strong brand and the prospects of sustainable mid-teen annual earnings growth, Harley-Davidson is a great investment now and for the future.

I invite you to learn more about what Harley-Davidson means by "Grow Value" and "Strengthen the Brand" in the pages that follow.


GROW VALUE
STRENGTHEN the BRAND

HARLEY-DAVIDSON OBJECTIVES

Harley-Davidson's overarching business objectives to Grow Value and to Strengthen the Brand guide all of the company's efforts. In careful balance, they deliver strong financial results and solid relationships with stakeholders.

Jeffrey L. Bleustein
Chairman & Chief Executive Officer
Harley-Davidson, Inc.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	2003	2002	2001	2000	1999
Income statement data:					
Net revenue	$4,624,274	$4,090,970	$3,406,786	$2,943,346	$2,482,738
Cost of goods sold	2,958,708	2,673,129	2,253,815	1,979,572	1,666,863
Gross profit	1,665,566	1,417,841	1,152,971	963,774	815,875
Financial services income	279,459	211,500	181,545	140,135	132,741
Financial services expense	111,586	107,273	120,272	102,957	105,056
Operating income from financial services	167,873	104,227	61,273	37,178	27,685
Selling, administrative and engineering expense	684,175	639,366	551,743	485,980	427,701
Income from operations	1,149,264	882,702	662,501	514,972	415,859
Gain on sale of credit card business	—	—	—	18,915	—
Interest income, net	23,088	16,541	17,478	17,583	8,014
Other, net	(6,317)	(13,416)	(6,524)	(2,914)	(3,080)
Income before provision for income taxes	1,166,035	885,827	673,455	548,556	420,793
Provision for income taxes	405,107	305,610	235,709	200,843	153,592
Net income	$ 760,928	$ 580,217	$ 437,746	$ 347,713	$ 267,201
Weighted-average common shares:					
Basic	302,271	302,297	302,506	302,691	304,748
Diluted	304,470	305,158	306,248	307,470	309,714
Earnings per common share:					
Basic	$2.52	$1.92	$1.45	$ 1.15	$ .88
Diluted	$2.50	$1.90	$1.43	$ 1.13	$ .86
Dividends paid	$.195	$.135	$.115	$.098	$.088
Number of shareholders of record	84,987	79,420	75,235	70,942	65,543
Balance sheet data:					
Working capital	$1,773,354	$ 1,076,534	$ 949,154	$ 799,521	$ 430,840
Current finance receivables, net	1,001,990	855,771	656,421	530,859	440,951
Long-term finance receivables, net	735,859	589,809	379,335	234,091	354,888
Total assets	4,923,088	3,861,217	3,118,495	2,436,404	2,112,077
Current finance debt	324,305	382,579	217,051	89,509	181,163
Long-term finance debt	670,000	380,000	380,000	355,000	280,000
Total finance debt	994,305	762,579	597,051	444,509	461,163
Shareholders' equity	$2,957,692	$ 2,232,915	$ 1,756,283	$ 1,405,655	$ 1,161,080

	2003	2002	2001
Market prices per share	(LOW – HIGH)	(LOW – HIGH)	(LOW – HIGH)
First quarter	35.01 – 49.65	49.12 – 57.10	33.19 – 47.52
Second quarter	37.25 – 46.81	47.88 – 56.38	34.87 – 49.94
Third quarter	38.06 – 50.25	42.54 – 53.02	31.98 – 54.32
Fourth quarter	44.57 – 52.51	45.03 – 54.95	38.26 – 55.99


GROW VALUE *and*
STRENGTHEN *the* BRAND

At the very heart of Harley-Davidson's success is the intricate balance between growing value and strengthening the brand.

Year after year, our motorcycles and related products have enabled the Company to generate record revenue and earnings, and more than twenty percent return on equity. The lifeblood of this demonstrated performance is the incredible power of the HARLEY-DAVIDSON brand and the Company's determination to continuously protect and strengthen it.

Working in seamless balance, Harley-Davidson's profitability, along with its priceless brand, fuel exciting new products that ignite and fulfill dreams for our customers. Together, they create a passionate following and ensure the Company's legacy for many years to come.





DREAMS *in the* MAKING

Some dream of their first ride or their next motorcycle. For others, it's the motorcycle tour of a lifetime to far-flung destinations. Harley-Davidson has the enviable job of making dreams a reality. Whether it's introducing new riders to safe riding practices, arranging a motorcycle adventure "down under" or letting an enthusiast take a motorcycle out for a spin, we do our part day after day to attract new customers and keep existing ones hungering for more.

TRIED AND TRUE. Year-in and year-out, Harley-Davidson demo rides do a lot of hard work. In 2003 alone, our traveling demo fleets served up more than 30,000 test rides, allowing eager riders of all brands, including our own, the opportunity to experience new models and features. From these half-hour rides, customers are born.

EXPANDING THE BASE. The Rider's Edge® New Rider Course brings new people into the sport. In 2003, this dealer-based program trained more than 14,000 students. Those students stay engaged: nearly 85% get their licenses and 70% own a motorcycle within a year. As the Rider's Edge program grows, now moving into California and Ohio, it is expanding our reach to new generations.

AUTHORIZED GREAT TIMES. Harley-Davidson® Authorized Rentals and Tours excel at building lasting ties—to the motorcycles and to the experience. In 2003, riders could rent the Harley-Davidson of their dreams at 230 sites worldwide or participate in any of 31 organized tours. For some it's the vacation of a lifetime; for others, it's a great opportunity for an extended test ride before they buy.

PHOTOGRAPH

FACING PAGE: *From the great American West to destinations around the world, Harley-Davidson Authorized Tours and Rentals yield unparalleled motorcycling and a total immersion experience.*

ONE-THIRD *of all* RIDER'S EDGE® STUDENTS *are under age* 35 *and about* 40% *are* WOMEN.

RIDER'S EDGE® GROWTH: *(Students Measured in Thousands)*


0.9
3.9
9.7
14.1
20
15
10
5
0
00
01
02
03

170,640 NUMBER *of* MOTORCYCLE RENTAL DAYS *in* 2003

Authorized RENTALS

537,251 TOTAL NUMBER *of* MOTORCYCLE RENTAL DAYS *since* PROGRAM'S STARTUP *in* 1999

THE CAPACITY *to* SUCCEED

Our customers keep clamoring for more. For quite some time, Harley-Davidson has faced the enviable challenge of meeting a demand that has grown faster than our ability to satisfy it. Our new Softail plant in York, Pennsylvania, is a major step in our long-term plan to add capacity, simplify and add flexibility to manufacturing operations, and leverage productivity and technology to increase output. But we also gain capacity through hundreds of changes that produce efficiencies in existing operations. The result is more customers on Harley-Davidson motorcycles. And that's a beautiful result indeed.

Harley-Davidson's new Softail plant came on line in September and is bringing more of this popular motorcycle to market than ever before. The Softail plant was designed with production flexibility in mind. A highly sophisticated computer system manages assembly sequencing for each motorcycle from beginning to end, ensures correct parts availability, minimizes work in progress and even verifies fastener torques. And with employees cross-trained to perform multiple operations, the result is higher quality and greater job satisfaction as well.

Capacity management also means getting more production out of existing space. At our Sportster Powertrain Operations in Wauwatosa, Wisconsin, smart planning and employee-inspired changes in both workflow and space utilization freed up 40,000 sq. ft. of space. As a result, Harley-Davidson gains much-needed capacity without a plant build-out, for the foreseeable future.

PHOTOGRAPH

FACING PAGE: *Harley-Davidson's new Softail Vehicle Operations Plant increases production and uses sophisticated computer systems to help ensure product quality—York, PA*

From

1996-2003

HARLEY-DAVIDSON

added more than

2 MILLION SQUARE FEET

of

PRODUCTION *and* DESIGN SPACE



The conversion to plastic injection molding for saddlebags like those featured on the 2004 FLTRI Road Glide® *above yields higher quality at lower cost: Harley-Davidson Tomahawk Operations*

CAPITAL EXPENDITURES

on FACILITIES *and* PRODUCTION CAPABILITIES:

$227 MILLION

in 2003

$1.2 BILLION

in the last 5 *years*





COLLABORATING, INNOVATING *and* PRODUCING RESULTS

If we've developed something of a reputation for teamwork and collaboration, there's good reason: it works. Year after year—in our plants and offices, and together with our suppliers—dedicated Harley-Davidson teams push the envelope to increase productivity, reduce waste and improve performance. Because last year's way of doing things just isn't good enough to satisfy our drive for faster, better and lower cost.

CONTINUOUS IMPROVEMENT. Some might call it the pursuit of perfection. We call it the Harley-Davidson Operating System (HDOS)—a methodology for how we work and how we drive change and efficiency. Through the use of out-of-the-box, counter-intuitive thinking, HDOS helps us identify wasted steps, pare costs and enhance quality in our manufacturing processes. But it doesn't stop at the factory door. HDOS is also taking root throughout our culture because of the way it helps us get work done.

LEVERAGING THE VALUE OF DATA. Employees throughout the Company come together regularly in cross-functional teams to prioritize Information System initiatives and assure a solid fit with our Strategic Plan for Sustainable Growth. Lightning strikes often, as people see inherent synergies from one area to another. For example, this type of collaboration has allowed Harley-Davidson to leverage data warehouses to provide real-time inventory and order information across our product lines—and in dealerships. This essential information allows us to better understand consumer demand for our products in each of the markets we serve.

PHOTOGRAPH

FACING PAGE: *A Harley-Davidson Operating Systems (HDOS) training exercise spurs out-of-box thinking on improving efficiency—Milwaukee, WI*

6 *of the last* 7

NUMBER *of* YEARS HARLEY-DAVIDSON *has made* FORTUNE'S *list of* "100 Best Companies to Work For"

REPLACEMENT FLYWHEEL PRODUCTION: *(Capitol Drive Assembly Plant)*



120
1
45
17
140
120
100
80
60
40
20
0
LEAD TIME (Days)
MACHINES NEEDED
■ BEFORE HDOS
□ AFTER HDOS

By leveraging the power of data warehouses, HARLEY-DAVIDSON *avoided* 2,200 DAYS *of staff time in 2003 for software development, at a cost savings of* $1.8 MILLION.


REAR TIRE
We widened the rear tire.
SEAT
The bike is lower, thanks to a new seat and frame.
ENGINE
Then we went big with power, with a redesigned Evolution® engine. We gave it performance cams and high-compression, high-flow cylinder heads. The result is sizable gains in torque and horsepower.
TANK
A bigger, low-profile 4.5-gallon design that boosts the custom look and holds more juice so you stop less.
HANDLEBAR AND RISER
There's a new swept-back handlebar and riser that looks and feels sweet.
ENGINE MOUNTS
Rubber engine mounts reduce vibration reaching the rider.
BRAKES
New brakes reduce lever effort.

LEAVING *well enough* ALONE JUST ISN'T *in our* NATURE

To be sure, we left well enough alone when we retained the character that's been part of the Sportster soul since 1957. But don't be fooled. From the fender-tip to fender-tip redesign of the Sportster motorcycle family, to the street-fighter personality of the Buell XBs, or the dozens of innovations across the entire product line, Harley-Davidson lives to bring newer and better products to market. Even if they come disguised as tradition.

First and foremost, we're a motorcycle company. So when we talk about growing value, motorcycles are not only king, they are key to keeping the faith among the faithful and turning dreamers into the newest members of the family.

In just the last five years, we've brought more innovation to market—like the Twin Cam 88® and Twin Cam 88B™ power plants and the V-Rod motorcycle—more quickly and with more success than at any other time in our history. In short, we've redesigned all product families and given birth to a new one. The re-engineered Sportster is just the latest example of how we innovate and listen to riders. Each innovation, every refinement, is made with an eye on making a great thing even better. And every change, large or small, is executed in the unique and purposeful Harley-Davidson way that has brought the Company to where it is today.

Now that we've expanded the cutting-edge facilities at the Willie G. Davidson Product Development Center and added system capacity through our new Softail plant, Harley-Davidson stands poised to leverage these investments. Hold on to your helmets. We're just getting started.

PHOTOGRAPH

FACING PAGE: *The 2004 Sportster motorcycles improve rider ergonomics and enhance the signature Sportster look through cleaner styling. Sportster® 1200 Custom*

BUELL:



{NEW *for* 2004}

RIGHT: 2004 Buell® Lightning® XB12S, *pictured in Racing Red*



LEFT: 2004 Buell® Firebolt® XB12R, *pictured in Midnight Black*

WHERE *the* RUBBER MEETS *the* ROAD

Think of it as a Saturday morning hangout and you begin to get the picture. It's a destination all its own, where customers can talk shop over good coffee, dream about their next bike and pick up a billet fuel cap while they're at it. A low-pressure place that just plain feels right. Sure, Harley-Davidson dealers understand the importance of return on investment, of doing the best even better, and making it easy for riders to get out on the road. But from the start, Harley-Davidson dealers have understood that in the motorcycle business, it starts with a relationship.

A LOOK. A lot more goes into the look of dealer stores than meets the eye. Harley-Davidson's Retail Environment Group works with dealers to plan stores that customers will want to call home, down to the last detail. But more than nice to look at, these hard-working facilities boost performance in sales and service. In recent years, virtually all of our North American dealers built new facilities or extensively remodeled their stores. And we're bringing the same retail experience to customers around the globe.

A REASON. There's a reason why customers turn to Harley-Davidson for credit and to protect their investment: *trust.* Each and every day, Harley-Davidson dealers work hard to earn and keep the trust of customers. With vehicle loans, insurance, extended service plans and financial protection plans offered by Harley-Davidson dealers, Harley-Davidson Financial Services (HDFS) makes sure that buying and owning a motorcycle is both convenient and in keeping with the total experience.

PHOTOGRAPH

FACING PAGE: *Harley-Davidson's Retail Environment Group helps dealers create retail destinations. Hill County Harley-Davidson—Austin, TX*

DESTINATIONS:

Since 1999, nearly

500

U.S. HARLEY-DAVIDSON DEALERSHIPS

have expanded, relocated or undergone renovation.

In 2003, HDFS lending unit Eaglemark Savings Bank earned an FDIC outstanding Community Reinvestment Act rating for its strong support of the community.

HDFS CONSUMER MOTORCYCLE LOAN SHARE*
(*Measured in Percentage*)



21
31
35
38
60
40
20
0
00
01
02
03

* *U.S. purchases of new Harley-Davidson motorcycles financed through HDFS*


HARLEY-DAVIDSON



IT STARTED *with a* MOTORCYCLE, IT BECAME *a* PASSION

It all began simply enough. Two wheels. Engine. No suspension. No second gear. Soon there was pinstriping, a second cylinder and a horsehide jacket. A century later, the possibilities for personal statement are limitless. From customizing their motorcycles to clothing and personal accessories that Harley riders choose, rider and ownership experience are one and inseparable.

GENERAL MERCHANDISE. MotorClothes apparel provides an almost endless number of choices to help customers make a personal statement. The Company's experienced employees study trends and markets, develop designs, and then test the products extensively to ensure they enhance the riding experience. In 2003, General Merchandise continued to increase the options in MotorClothes apparel, collectibles and licensed products to reach a more diverse audience through our dealer network and beyond.

GENUINE MOTOR PARTS & ACCESSORIES. Two dealer-inspired concepts developed to help customers create dream bikes—Design Centers and Chrome Consultants—are changing the way customers buy. Design Centers are in-store customizing destinations. Chrome Consultants—people who live and breathe customizing—help riders choose from all the accessory options to produce unique works of rolling art.

CUSTOM VEHICLE OPERATIONS (CVO). Offering the ultimate in factory customs, the CVO Program introduced two new models in 2003—the eye-popping 2004 Screamin' Eagle® Softail Deuce™ Twin Cam 95™ and Screamin' Eagle Electra Glide® Twin Cam 103—taking this high-performance custom niche to new heights.

PHOTOGRAPH

FACING PAGE: *Customer* Devon Montoya *and Chrome Consultant* Yvette Phipps *with customized 2004 Fat Boy.® Chosa's Harley-Davidson—Mesa, AZ*

GENUINE PARTS & ACCESSORIES GROWTH:
(Revenue in Millions)



362.6
450.3
509.6
629.2
712.8
595.2
680.7
900
800
700
600
500
400
300
200
100
0
99
00
01
02
03

■ 100TH ANNIVERSARY SPIKE



ABOVE: *MotorClothes apparel reintroduces the classic #1 graphic*

GENERAL MERCHANDISE GROWTH:
(Revenue in Millions)



132.7
151.4
163.9
231.5
211.4
179.3
202.1
300
250
200
150
100
50
0
99
00
01
02
03

■ 100TH ANNIVERSARY SPIKE

KNOWLEDGE *is* HORSEPOWER

The more ponies the better. Whether in our factories, our corporate offices or dealerships, lifelong learning is key to uncovering new ways to enhance performance and grow value. Harley-Davidson dealerships are the best in the motorcycle industry for good reason: knowledge that translates to results. Whether it's strategic management consulting for dealer principals, best practices training for sales people, continual certification of service technicians or an array of other offerings, Harley-Davidson offers unparalleled learning opportunities that lead to the growth of dealer businesses and the people who work there.

HARLEY-DAVIDSON UNIVERSITY. HDU enhances dealership competencies in every area, from customer satisfaction to inventory management, service proficiency to front-line sales and leadership. Increasingly, this means e-learning, with its ability to deliver more courses, more broadly, at a lower cost. In 2003, HDU was recognized as the top e-learning program in the country for effectively delivering high-powered learning to the worldwide dealer network.

PERFORMANCE CONSULTING. As the capstone Harley-Davidson educational experience, Performance Consulting has no equal. Here, dealers study operations in depth in order to improve processes, gain a performance edge and enhance the customer experience. But dealers tell us that peer groups are the best part of Performance Consulting. Here, dealers share best-practices that improve both bottom line results and customer satisfaction.

PHOTOGRAPH

FACING PAGE: *Online business courses through Harley-Davidson University (HDU) offer dealers valuable tools with the convenience of distance learning.*

HARLEY-DAVIDSON
UNIVERSITY

164,000

ONLINE COURSE
COMPLETIONS

for the school year ending

MAY 30, 2003

"The difference is night and day. We've taken our business further in six months than we did in the last 15 years."

— Brian Bentley,
Brian's Harley-Davidson/Buell, Langhorne, PA
Member, Performance Group No.1

E-LEARNING
RESULTS *since* 2001

$1 MILLION
cost savings for
HARLEY-DAVIDSON

69% INCREASE
in students served







GREAT RIDES *start* HERE

Alongside our drive to grow capacity on the manufacturing side of the equation, we're intensely focused on whetting appetites on the demand side. Developing a continuous stream of exciting new motorcycles that exude the classic Harley-Davidson look, sound and feel is a promise we make to our customers. It's a promise that can only be kept with state-of-the-art technical capabilities to support some of the most talented product and manufacturing engineers anywhere. Working with our styling and marketing teams, they perpetuate and advance our reputation for creating motorcycles that lead the market and turn dreamers into customers.

Enter the doors of the Willie G. Davidson Product Development Center (PDC) and you'll see our technical expertise in action. In 2003—just five short years after first opening the PDC—Harley-Davidson completed construction that enlarged the facility by 70%, a testimony to the pace of our growth. The expansion adds technologies that help maximize efficiency, and also provides an environment that fosters creativity and capitalizes on the synergies of collaborative thinking.

The silence inside Harley-Davidson's cavernous new sound lab speaks volumes. One of only a handful in the world in its sophistication, this chamber takes Harley-Davidson sound testing off the streets and out of the elements for unparalleled accuracy. It is technology at work to deliver the hallmark Harley-Davidson sound.

PHOTOGRAPH

FACING PAGE: *One of a handful like it in the world, the new sound lab at the Willie G. Davidson Product Development Center brings testing indoors for year-round operation—Wauwatosa, WI*

The PDC EXPANSION *achieved* LEED™* CERTIFICATION *from the U.S. Green Building Council.*

*Leadership in Energy and Environmental Design.

TESTING *will be* 260% MORE EFFICIENT *in our* INDOOR SOUND LAB, *taking the place of several outdoor tracks.*



ABOVE: The Willie G. Davidson Product Development Center—*Wauwatosa, WI*

EXPANDING *our* HORIZONS

As a phenomenon, Harley-Davidson crosses many borders. Just ask any of the 150,000 or so people who celebrated the 100th Anniversary at Open Road Tour stops in Barcelona, Hamburg, Sydney, Tokyo or Toronto. In 2003, for the fourth year running, we were the heavyweight sales leader in Japan. We extended the dealer network in the Czech Republic and to Lithuania. And we acquired the Swiss Harley-Davidson distributorship — the latest in a series of such moves — to help drive international performance through hands-on management. It's all part of the importance we attach to staying close to customers, wherever they may be.

BRAND AWARENESS. Since 1908, law enforcement agencies across the globe have looked to Harley-Davidson motorcycles to help them protect and serve. Today, Mexico City is home to the world's largest fleet of Harley-Davidson police motorcycles. Sales to police departments in more than 45 countries worldwide help Harley-Davidson leverage brand awareness and build a strong consumer following.

EASTERN EUROPE. In a place where consumers have growing financial clout, Harley-Davidson's iconic status is creating opportunity. More than a dozen dealers—up from just three in 2001—are bringing the Harley-Davidson and Buell® experience to enthusiasts. In Poland alone, H.O.G.® membership has grown more than tenfold since 2000. It's the kind of appeal that's led to solid sales growth throughout Europe.

PHOTOGRAPH

FACING PAGE: *Thousands of Harley-Davidson riders crowd the streets as the Open Road Tour rolls into one of the most historic and picturesque stops on its route—Barcelona, Spain*



LEFT: Harley-Davidson® Open Road Tour—Sydney, Australia: March 15-16, 2003

100TH ANNIVERSARY

INTERNATIONAL REACH,

420

MILLION

MEDIA IMPRESSIONS

outside the

UNITED STATES

HARLEY-DAVIDSON EUROPEAN MARKET SHARE (651CC+)

(Percentage)


5.9
6.9
7.1
7.1
8.1
9
6
3
0
99
00
01
02
03





WHEN WE THROW *a* PARTY, *the* WHOLE WORLD *gets* INVITED

For 409 glorious days, Harley-Davidson riders, along with enthusiasts-in-the-making, took in the show. In fact, they *were* the show, delighting in museum-class exhibits and spectacular parties. Around the globe and back home in the USA, they came together to soak up this once-in-a-lifetime experience. From the sparkle in kids' eyes in Tokyo to the unabashed joy on the faces of parade participants in Milwaukee, ours was a world that brought people together and made fast friends. And over and over again, we heard the refrain: "If everyone rode a Harley,® maybe the world would finally get along."

For a fun-loving series of events, Harley-Davidson's 100th Anniversary celebration was also serious business with serious objectives.

OBJECTIVE ONE—*Celebrate with family and friends.* Even by our own standards, the Open Road Tour, the Ride Home, the Celebration and the Party in Milwaukee exceeded expectations for creating and deepening bonds among riders and non-riders alike. More importantly, those who joined in thought so, too, as they helped us kick off another century of great motorcycles.

OBJECTIVE TWO—*Reach out to new customers.* The 100th Anniversary raised global awareness of the HARLEY-DAVIDSON brand and lifestyle like never before. In its wake, it fed dreams for legions of prospective customers and riders.

OBJECTIVE THREE—*Raise money for the Muscular Dystrophy Association.* The goal was to raise $5 million over the course of 100th Anniversary events. Our extended family and friends beat the goal by more than 40% in a show of unity and caring.

PHOTOGRAPH

FACING PAGE: *Fireworks and entertainment cap off the Party in Veterans Park for the throngs of people who came to celebrate the past, present and future of Harley-Davidson—Milwaukee, WI*



100TH ANNIVERSARY MEDIA COVERAGE: *2.6 BILLION* MEDIA IMPRESSIONS *over* 14 MONTHS

MORE THAN 1,000,000 *people participated in official* 100TH ANNIVERSARY EVENTS.

RIDERS *from* 47 COUNTRIES *attended the* CELEBRATION *and* PARTY.

WHERE EVERYONE KNOWS *your* NAME

Long-term relationships don't just happen. They take nurturing, understanding and trust. Harley-Davidson places a priority on making customers full-fledged members of the family by delivering a total experience. We got where we are by regarding each and every relationship as special, by riding with our customers, by being on a first-name basis. We learned long ago that our customers put a high value on their individuality. And that when it comes to Harley-Davidson, they have a lot more invested than just their money.

"RIDE AND HAVE FUN." When it comes to building lasting relationships, nobody does it better than the Harley Owners Group® (H.O.G.). Born in 1983 with the simple premise of giving Harley lovers more reasons to ride their motorcycles, H.O.G.'S phenomenal growth—840,000 at last count—has changed the landscape of the Harley-Davidson experience. Along the way, H.O.G. has been instrumental in creating new generations of riders with staying power. Just ask the 120,000 members who celebrated H.O.G.'S 20th anniversary at Club H.O.G. XX in the summer of 2003.

Like H.O.G., the Buell Riders Adventure Group (BRAG®) creates links and builds special ties with riders. Innovative road events such as the Carving the Northeast Touring Adventure are tailored to optimize the high-performance experience that Buell riders live for.

Through an array of members-only activities, tour events and value-added services, H.O.G. and BRAG reach customers in their riding element and make lasting connections like no others.

PHOTOGRAPH

FACING PAGE: *Celebrating 20 years of H.O.G., riders from around the world had the experience of a lifetime at Club H.O.G. XX—West Bend, WI*



H.O.G.

celebrated its

20TH ANNIVERSARY *in* August *of* 2003.

840,000

WORLDWIDE H.O.G.

MEMBERS

1,370

CHAPTERS

1 CONNECTION


HARLEY-
DAVIDSON

"We Ride With You!"

—Willie G. Davidson





WE DON'T *just* WAVE BACK, WE GIVE BACK

Goose bumps hit hard when Harley riders traveled those last few miles to Milwaukee in late August. More than a couple of tears of emotion rolled down cheeks, too, because of what these riders saw. There they were, packing the freeway overpasses: the citizens of greater Milwaukee, young and old and everything in between, throwing out non-stop waves to greet the citizens of the world who went rolling by below. And wherever those riders were from—whether just over the state line or another hemisphere—they waved back in the universal language of hello.

Some might say that waving back would have been enough. But members of the Harley-Davidson family had something more in mind—to give back and help make a difference. Throughout the 100th Anniversary year, Harley-Davidson riders and employees, dealers and suppliers opened up their hearts and their wallets. They raised a record-shattering $7.3 million for the Muscular Dystrophy Association, through fundraising rides and events. In doing so, they carried on a long tradition of generosity to MDA and to a wide variety of causes that help make this world a better place.

At the corporate level, the Harley-Davidson Foundation provided $2.6 million in 2003 to fund education, community revitalization, environmental and health initiatives, arts and culture, and our nation's veterans. Together, Harley-Davidson and its employees strive to open new roads of opportunity for others.

PHOTOGRAPH

FACING PAGE: *Members of the community welcome riders "home" during the final stretch of the 100th Anniversary Ride Home—Milwaukee, WI*

Since 1993,
THE
HARLEY-DAVIDSON
FOUNDATION
has made more than
$23 MILLION
in grants to more than
1,000
ORGANIZATIONS.


2003
MOTOR HARLEY-DAVIDSON CYCLES
DATE August 31, 2003
7,286,191.57
PAY TO THE ORDER OF Muscular Dystrophy Association
Dollars & 57/100
FOR 100th Anniversary Activities
Harley-Davidson Motor Company

ABOVE: 2003 MDA check... *latest installment of the $47 million the Harley-Davidson family has raised since 1980 for research and patient services.*

SUCCESS *can be* MEASURED *in* MANY WAYS

FINANCIAL SUMMARY

FINANCIAL PERFORMANCE

In 2003, the Company's net revenue and net income grew 13.0 percent and 31.1 percent, respectively, making 2003 the 18th consecutive year of record net revenue and net income. Net revenue of over $4.6 billion was $533 million higher than in 2002, while 2003 net income of $761 million was $181 million higher than last year.

Revenue from sales of Harley-Davidson® motorcycles grew to over $3.6 billion in 2003, an increase of 14.6 percent over 2002. Buell motorcycle revenue of $76 million was up 13.6 percent. Revenue of Genuine Parts and Accessories in 2003 totaled $713 million, a 13.3 percent increase over the previous year, and General Merchandise revenue was $211 million or 8.7 percent lower than in 2002.

Harley-Davidson continues to effectively allocate its capital investments and realized a return on invested capital (ROIC) of nearly 21 percent in 2003, which compares favorably with an estimated 6-8 percent ROIC for the S&P 500.

The Company's share price increased 2.9 percent during 2003 and underperformed the S&P 500, which was up 26.4 percent. The Company increased its dividend for the 11th consecutive year in 2003 and doubled its quarterly payout in the fourth quarter. Since Harley-Davidson, Inc. became a public company in 1986, shareholders have enjoyed a compound annual growth rate of over 31 percent, along with five 2-for-1 stock splits.

HARLEY-DAVIDSON MOTORCYCLES

Worldwide retail registrations of Harley-Davidson motorcycles grew 8.7 percent and exceeded the worldwide market growth rate for heavyweight motorcycles for the sixth year in a row.

In North America, 2003 retail registrations of Harley-Davidson motorcycles increased 8.2 percent over 2002. In Europe, registrations of Harley-Davidson motorcycles increased 11.8 percent, and in the Asia/Pacific region, where the major markets are Japan and Australia, retail registrations of Harley-Davidson motorcycles increased 11.7 percent over 2002.

Last year, Harley-Davidson motorcycle shipments were a record 291,147 units, up 10.4 percent over 2002. This shipment increase and growing worldwide demand allowed Harley-Davidson motorcycles to achieve a greater than 30 percent share of the worldwide heavyweight market.

Looking ahead to 2004, the Company expects demand for its products to continue. As a result, the Company set a production target of 317,000 Harley-Davidson motorcycles. To ensure leadership in this attractive market, Harley-Davidson will continue to increase production capacity and to introduce exciting new products and services that appeal to a diverse and growing motorcycle enthusiast population.

HARLEY-DAVIDSON FINANCIAL SERVICES

Harley-Davidson Financial Services, Inc. (HDFS) continued a 10 year run of strong earnings growth. Operating income increased from $104 million in 2002 to $168 million in 2003 as HDFS benefited from strong motorcycle retail lending and a low interest rate market.

HARLEY-DAVIDSON, INC. *vs.* STANDARD & POOR'S 500 COMPOSITE INDEX
(In Dollars)


$20,000
10,000
0
105
124
119
242
151
374
141
367
178
852
185
1,433
198
1,687
195
2,150
261
2,216
313
3,621
408
4,194
515
7,280
614
9,821
551
12,178
480
16,629
369
14,151
482
14,618
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
S&P 500
H-D

17 YEAR COMPARISON *of* YEAR-END VALUE *of* $100 INVESTED DECEMBER 31, 1986


WORLDWIDE
HARLEY-DAVIDSON MOTORCYCLE
SHIPMENTS
(Units in Thousands)
81.7
95.8
105.1
118.8
132.3
150.8
177.2
204.6
234.5
263.7
291.1
300
270
240
210
180
150
120
90
60
30
0
93 94 95 96 97 98 99 00 01 02 03
DOMESTIC
INTERNATIONAL


WORLDWIDE
BUELL MOTORCYCLE
SHIPMENTS
(Units in Thousands)
1.4
2.8
4.4
6.3
7.8
10.2
9.9
10.9
10.0
12
9
6
3
0
95 96 97 98 99 00 01 02 03
DOMESTIC
INTERNATIONAL


HARLEY-DAVIDSON, INC.
NET REVENUE
(Dollars in Millions)
933
1,159
1,351
1,531
1,763
2,064
2,453
2,943
3,407
4,091
4,624
$5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
93 94 95 96 97 98 99 00 01 02 03
10 YEAR CAGR: 17.4%


HARLEY-DAVIDSON, INC.
NET INCOME from
CONTINUING OPERATIONS
(Dollars in Millions)
76
96
111
143
174
214
267
348
438
580
761
$800
700
600
500
400
300
200
100
0
93 94 95 96 97 98 99 00 01 02 03
10 YEAR CAGR: 25.9%

CAGR: *Compound Annual Growth Rate*

WORLDWIDE
PARTS *and* ACCESSORIES
NET REVENUE
(Dollars in Millions)



$800
700
600
500
400
300
200
100
0
127.8
162.0
192.1
210.2
241.9
297.1
362.6
450.3
509.6
629.2
712.8
93
94
95
96
97
98
99
00
01
02
03

10 YEAR CAGR: 18.8%

WORLDWIDE
GENERAL MERCHANDISE
NET REVENUE
(Dollars in Millions)



$270
240
210
180
150
120
90
60
30
0
71.2
94.3
100.2
90.7
95.1
114.5
132.7
151.4
163.9
231.5
211.4
93
94
95
96
97
98
99
00
01
02
03

10 YEAR CAGR: 11.5%

2003 WORLDWIDE
HARLEY-DAVIDSON, INC.
NET REVENUE BY PRODUCT LINE

HARLEY-DAVIDSON MOTORCYCLES	78.3%
PARTS *and* ACCESSORIES	15.4%
GENERAL MERCHANDISE	4.6%
BUELL MOTORCYCLES	1.7%

(Dollars in Millions)

HARLEY-DAVIDSON MOTORCYCLES	$3,621.5
PARTS *and* ACCESSORIES	712.8
GENERAL MERCHANDISE	211.4
BUELL MOTORCYCLES	76.1
OTHER	2.5
TOTAL	$4,624.3

2003 WORLDWIDE
HARLEY-DAVIDSON, INC.
NET REVENUE BY REGION

UNITED STATES	82.3%
EUROPE	9.1%
JAPAN	3.8%
CANADA	2.9%
REST OF WORLD	1.9%

(Dollars in Millions)

UNITED STATES	$3,807.7
EUROPE	419.1
JAPAN	173.5
CANADA	134.3
REST OF THE WORLD	89.6
TOTAL	$4,624.3

HARLEY-DAVIDSON, INC.
CAPITAL EXPENDITURES
(Dollars in Millions)


$350
300
250
200
150
100
50
0
52
89
113
179
186
183
166
204
290
324
227
93
94
95
96
97
98
99
00
01
02
03

HARLEY-DAVIDSON, INC.
RETURN *on* INVESTED CAPITAL (ROIC)[1]
(Percentage)


50
40
30
20
10
0
23.7
21.3
17.3
15.6
15.4
16.2
18.3
18.5
20.2
22.1
20.7
93
94
95
96
97
98
99
00
01
02
03

HARLEY-DAVIDSON, INC.
RETURN *on* EQUITY (ROE)[2]
(Percentage)


50
40
30
20
10
0
23.1
25.4
23.9
24.8
23.4
23.0
24.4
27.1
27.7
29.1
29.3
93
94
95
96
97
98
99
00
01
02
03

HARLEY-DAVIDSON, INC.
YEAR-END STOCK PRICES
(In Dollars)


100
90
80
70
60
50
40
30
20
10
0
5.52
7.00
7.19
11.75
13.63
23.69
32.03
39.75
54.31
46.20
47.53
93
94
95
96
97
98
99
00
01
02
03

[1] ROIC = *Income from Operations after Tax / Long Term Debt + Shareholders' Equity*
[2] ROE = *Net Income / Average Shareholders' Equity*

2003 NORTH AMERICAN 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



47.7 46.2 47.2 47.2 48.2 47.2 47.7 44.6 43.9 46.4 48.1 %
MARKET SHARE
■ INDUSTRY
□ H-D MOTORCYCLES
HARLEY-DAVIDSON 48.1%
HONDA 18.6%
SUZUKI 10.3%
YAMAHA 9.1%
KAWASAKI 7.1%
BMW 2.8%
OTHER 4.0%
132.8 150.4 163.1 182.7 206.1 246.2 297.9 365.4 422.8 475.0 495.4
63.4 69.5 77.0 86.3 99.3 116.1 142.0 163.1 185.6 220.1 238.2
600 550 500 450 400 350 300 250 200 150 100 50 0
93 94 95 96 97 98 99 00 01 02 03
Market Share for Harley-Davidson includes U.S.A. and Canada
Data provided by R.L. Polk & Company (1993-1995), Motorcycle Industry Council, (MIC) (1996-2003). MIC revised its figures for '96, '97, and '00; Canada: Moped & Motorcycle Industry of Canada.

2003 EUROPEAN 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



6.1 7.1 7.2 6.7 6.1 5.9 5.9 6.9 7.1 7.1 8.1 %
MARKET SHARE
■ INDUSTRY
□ H-D MOTORCYCLES*
HONDA 16.7%
YAMAHA 16.0%
SUZUKI 15.5%
BMW 15.3%
KAWASAKI 10.0%
HARLEY-DAVIDSON 8.1%
DUCATI 6.0%
TRIUMPH 3.7%
OTHER 8.7%
218.6 201.9 232.7 251.0 282.4 308.0 348.0 338.9 319.9 331.8 323.1
13.2 14.4 16.7 16.8 17.2 18.1 20.5 23.2 22.8 23.5 26.3
400 350 300 250 200 150 100 50 0
93 94 95 96 97 98 99 00 01 02 03
Market Share for Harley-Davidson and industry data for '95-'03 includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and United Kingdom
Market Share for Harley-Davidson and industry data for '93-'94 includes Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland, and United Kingdom
Data provided by Giral S.A.
*H-D unit column not to scale

2003 ASIA/PACIFIC 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



18.7 19.4 20.1 21.9 16.4 14.8 18.5 19.5 20.4 21.3 25.8 %
MARKET SHARE
■ INDUSTRY
□ H-D MOTORCYCLES
HARLEY-DAVIDSON 25.8%
HONDA 17.8%
KAWASAKI 13.8%
YAMAHA 11.4%
SUZUKI 10.7%
DUCATI 6.6%
BMW 6.2%
OTHER 7.7%
35.7 39.1 39.4 37.4 58.9 69.2 63.1 62.7 62.1 63.9 58.9
6.7 7.6 7.9 8.2 9.7 10.3 11.6 12.2 12.7 13.6 15.2
80 60 40 20 0
93 94 95 96 97 98 99 00 01 02 03
Market Share for Harley-Davidson includes Japan and Australia
Data provided by Australian Bureau of Statistics (ABS), ERG International and Industry Sources.

Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company, Buell Motorcycle Company and Harley-Davidson Financial Services, Inc. (HDFS). Harley-Davidson Motor Company produces heavyweight motorcycles and offers a complete line of motorcycle parts, accessories, apparel and general merchandise. Harley-Davidson Motor Company manufactures five families of motorcycles: Touring, Dyna Glide, Softail®, VRSC and Sportster®. Buell Motorcycle Company produces sport motorcycles, including four big-twin XB models and the single-cylinder Buell® Blast®. Buell also offers a line of motorcycle parts, accessories, apparel and general merchandise. Harley-Davidson Financial Services provides wholesale and retail financing and insurance programs primarily to Harley-Davidson/Buell dealers and customers.

OVERVIEW

The Company's eighteen years of record revenues and earnings since its initial public stock offering in 1986 are the result of a combination of factors. These include the ability to deliver new products to market, attract new customers, retain existing ones and expand capacity in a responsible way. Unique marketplace events have also created special growth opportunities for Harley-Davidson.

Based on long-term historical trend analysis, the Company believes that demand for Harley-Davidson motorcycles grows at an average core rate of 7% to 9% per year. However, in most of the 18 years since 1986, the Company's growth has exceeded this core rate. The Company believes that its higher growth rate was driven by increasing market share, the stock market bubble including its associated wealth effect of the mid–and late–1990s, and more recently, the excitement leading up to Harley-Davidson's 100th Anniversary. The Company's growth since 1986 required several factory expansions, which provided the opportunity to thoroughly modernize and improve productivity, quality and manufacturing margins. In 2004 and beyond the Company believes its Harley-Davidson motorcycle unit growth rate will return to a more normal 7% to 9%.[1]

As such, the Company has set a wholesale shipment target for Harley-Davidson motorcycles of 317,000 units in 2004 and has established a longer-term goal to ship 400,000 Harley-Davidson units in 2007.[1] These shipping goals represent annual increases in Harley-Davidson motorcycle units that range from 7% to 9%. The Company believes that by continuing to offer innovative products and services, and by driving productivity gains in all facets of the business it will achieve earnings growth rates in the mid-teens for the foreseeable future.[1]

The "% Change" figures included in the "Results of Operations" section have been calculated using unrounded dollar amounts and may differ from calculations using the rounded dollar amounts presented.

RESULTS *of* OPERATIONS 2003 COMPARED *to* 2002

OVERALL

The Company's net revenue for 2003 totaled $4.62 billion, a $533.3 million, or 13.0%, increase over 2002.

Net income for 2003 was $760.9 million compared to $580.2 million in 2002, an increase of 31.1%. Diluted earnings per share for 2003 was $2.50 on 304.5 million weighted-average shares outstanding compared to $1.90 on 305.2 million weighted-average shares outstanding in 2002, an increase of 31.6% in earnings per share.

The Company increased its quarterly dividend payment in June 2003 from $.035 per share to $.04 per share and again in December to $.08 per share which resulted in an aggregate annual dividend of $.195 per share in 2003.

WORLDWIDE MOTORCYCLE UNIT SHIPMENTS

	2003	2002	Increase	% Change
Touring motorcycle units	**82,577**	70,713	11,864	16.8
Custom motorcycle units*	**135,954**	123,761	12,193	9.9
VRSC motorcycle units	**15,451**	18,008	(2,557)	(14.2)
Sportster motorcycle units	**57,165**	51,171	5,994	11.7
Harley-Davidson® motorcycle units	**291,147**	263,653	27,494	10.4
Buell motorcycle units	**9,974**	10,943	(969)	(8.9)
Total motorcycle units	**301,121**	274,596	26,525	9.7%

**Custom motorcycle units, as used in this table, includes Softail, Dyna Glide and other custom models.*

During 2003, the Company shipped 291,147 Harley-Davidson motorcycle units, 27,494 more units than in 2002. This increase in units was driven by demand for the Company's 100th Anniversary models and its new 2004 model year motorcycles. Shipments during the first eight months of 2003 consisted of the Company's 100th Anniversary models as the Company completed its fourteen-month 100th Anniversary model year. In September 2003, the Company introduced its new 2004 model year motorcycles, including the completely redesigned family of Sportster motorcycles.

The Company's increase in motorcycle shipments was supported by a manufacturing strategy which is designed to increase capacity, improve product quality, reduce costs and increase flexibility to respond to changes in the marketplace. During 2003, this included the successful launch of a new factory in York, Pennsylvania for the production of Softail® motorcycles.

The Company's wholesale motorcycle unit shipments are distributed through an independent worldwide dealer network. During 2003, growth in retail sales of the Company's Harley-Davidson motorcycles outpaced the heavyweight motorcycle (651+cc) industry in the U.S., Europe and Japan/Australia. Retail sales of the Company's Harley-Davidson motorcycles were up 8.8% in the United States for 2003. In Europe and Japan/Australia, retail sales of the Company's Harley-Davidson motorcycles were up 11.8% and 11.7%, respectively, during 2003. Retail sales information for the United States, Europe and Japan/Australia is as follows:

(Units in thousands)	2003	2002	% Change
United States[a]			
Harley-Davidson models only	**228.4**	209.9	8.8%
Industry	**461.2**	442.3	4.3%
Europe[b]			
Harley-Davidson models only	**26.3**	23.5	11.8%
Industry	**323.1**	331.8	(2.6)%
Japan/Australia[c]			
Harley- Davidson models only	**15.2**	13.6	11.7%
Industry	**58.9**	63.9	(7.7)%

[a] *U.S. data provided by the Motorcycle Industry Council.*

[b] *Europe data, provided by Giral S.A., includes retail sales in Austria, Belgium, France, Germany, Italy, The Netherlands, Spain, Switzerland, United Kingdom, Denmark, Finland, Greece, Norway, Portugal and Sweden.*

[c] *Japan/Australia data provided by ERG, industry sources and the Australian Bureau of Statistics.*

NET REVENUE

(In millions)	**2003**	2002	Increase (Decrease)	% Change
Harley-Davidson® motorcycles	**$3,621.5**	$3,161.0	$460.5	14.6%
Buell® motorcycles	**76.1**	66.9	9.2	13.6
Total motorcycles	**3,697.6**	3,227.9	469.7	14.6
Parts & Accessories	**712.8**	629.2	83.6	13.3
General Merchandise	**211.4**	231.5	(20.1)	(8.7)
Other	**2.5**	2.4	0.1	n.m.
Net revenue	**$4,624.3**	$4,091.0	$533.3	13.0%

The 13.0% increase in net revenue for the Motorcycles segment during 2003 was led by a $460.5 million, or 14.6%, increase in Harley-Davidson motorcycle net revenue. Harley-Davidson motorcycle revenue was driven by the 10.4% increase in Harley-Davidson motorcycle unit shipments, but also benefited from wholesale price increases, a slightly favorable product mix and favorable foreign currency exchange rates during 2003.

Wholesale price increases for the 100th Anniversary models provided for higher average selling prices on units sold during the first half of 2003 when compared to the same period in 2002. As a result of the extended 100th Anniversary model year, wholesale shipments of 100th Anniversary models, carrying the same pricing, occurred in the third quarters of both 2003 and 2002. Finally, revenue in the fourth quarter of 2003 was only slightly impacted by the lower wholesale prices associated with the 2004 model year motorcycles. Wholesale prices on the 2004 models reflect the elimination of 100th Anniversary special edition features and as a result are slightly lower than the wholesale prices for the 100th Anniversary models.

During 2003 the Company experienced product mix changes both within and between its motorcycle families. Changes in product mix within the Company's motorcycle families generally resulted in higher revenue during 2003 when compared to 2002. The net result of mix changes between motorcycle families did not have a significant net impact on Harley-Davidson motorcycle revenue in 2003.

Finally, foreign currency exchange rates had a favorable effect on revenue of approximately $60 million in 2003, primarily as a result of stronger foreign currencies in Europe and Japan, when compared to 2002.

During 2003, Buell® motorcycle net revenue was up $9.2 million, compared to 2002, on 969 fewer unit shipments. The average selling price per unit was higher in 2003 than in the prior year due to a change in the mix of units sold. Buell shipments in 2003 included a higher percentage of the more expensive XB models when compared to 2002. Buell shipments in 2003 consisted of 8,784 XB models and 1,190 Blast models compared to 6,887 XB models and 4,056 Blast models in 2002.

During 2003, net revenue from Parts and Accessories (P&A) totaled $712.8 million, a 13.3% increase over 2002. The 2003 increase in P&A revenue was driven primarily by higher motorcycle shipments. P&A revenue was positively impacted in 2003 and 2002 by sales of 100th Anniversary P&A products. Total P&A revenue for 2003 included $32.1 million from sales of 100th Anniversary P&A products compared to $34.0 million last year. Excluding the impact of 100th Anniversary revenue from both 2003 and 2002 the P&A revenue growth rate for 2003 is 14.4%. On a longer-term basis the Company expects that the growth rate for P&A revenue will be slightly higher than the growth rate for Harley-Davidson® motorcycle units.[1]

General Merchandise revenue during 2003, was $211.4 million, down 8.7% from the same period last year. Sales from 100th Anniversary General Merchandise products accounted for $9.3 million of total General Merchandise revenue during 2003 compared to $52.2 million during 2002. Sales of 100th Anniversary General Merchandise were more heavily concentrated in 2002 in order to prepare the Company's independent dealers for the fourteen-month-long 100th Anniversary celebration. Excluding the revenue from the sale of 100th Anniversary products from both 2003 and 2002 the General Merchandise revenue growth rate for 2003 is 12.7%. The Company expects that the long-term growth rate for General Merchandise will be lower than the growth rate for Harley-Davidson motorcycle units.[1]

GROSS PROFIT

Gross profit in 2003 of $1.7 billion was $247.7 million or 17.5% higher than gross profit in 2002. The increase in gross profit is primarily related to the increase in net revenue. The gross profit margin was 36.0% in 2003 compared to 34.7% in 2002. The increase in gross margin in 2003 was driven by wholesale price increases on 2003 models, favorable motorcycle product mix and foreign currency exchange rates. Gross profit was higher in 2003 when compared to 2002 by approximately $38 million from foreign currency exchange rate changes to both revenue and costs.

FINANCIAL SERVICES

(In millions)	**2003**	2002	Increase (Decrease)	% Change
Interest income	**$ 87.1**	$ 76.1	$ 11.0	14.4%
Gain on current year securitizations	**82.2**	56.1	26.1	46.5
Servicing fee income	**24.3**	18.6	5.7	30.9
Insurance commissions	**44.9**	36.1	8.8	24.4
Income on investment in retained securitization interests	**32.2**	18.8	13.4	71.4
Other income	**8.8**	5.8	3.0	50.4
Financial services income	**279.5**	211.5	68.0	32.1
Interest expense	**17.6**	15.1	2.5	16.4
Provision for credit losses	**4.1**	6.2	(2.1)	(33.9)
Operating expenses	**89.9**	86.0	3.9	4.6
Financial services expense	**111.6**	107.3	4.3	4.0
Operating income from financial services	**$167.9**	$104.2	$63.7	61.1%

Financial services income in 2003 was $279.5 million, an increase of $68.0 million over 2002. Operating income from financial services in 2003 was $167.9 million, an increase of $63.7 million over 2002. The increase in operating income in 2003 was driven by continued strong marketplace acceptance of HDFS' finance and insurance products as well as increased securitization related income.

During 2003, HDFS sold $1.7 billion of retail motorcycle loans through securitization transactions resulting in gains of $82.2 million. During 2002, HDFS sold approximately $1.3 billion of retail motorcycle loans resulting in gains of $56.1 million. The net gain as a percentage of the amount of loans securitized increased from 4.39% in 2002 to 4.70% in 2003 as HDFS continued to benefit from a favorable interest rate environment. Gains on securitization transactions are based on certain assumptions (credit loss, prepayment speed, and discount rate) which are outlined in Note 3 to the consolidated financial statements.

During 2003, income on investment in retained securitization interests increased $13.4 million over 2002 as the portfolio continued to perform better than anticipated.

Changes in HDFS' allowance for credit losses during 2003 and 2002 were as follows:

(In millions)	**2003**	2002
Balance, beginning of period	**$31.0**	$28.7
Provision for credit losses	**4.1**	6.2
Charge-offs	**(3.8)**	(3.9)
Balance, end of period	**$31.3**	$31.0

HDFS' periodic evaluation of the adequacy of the allowance for credit losses is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions. HDFS believes the allowance is adequate to cover the losses of principal and accrued interest in the existing portfolio.

OPERATING EXPENSES

(In millions)	**2003**	2002	Increase	% Change
Motorcycles and Related Products	**$668.7**	$626.7	$42.0	6.7%
Corporate	**15.5**	12.6	2.9	22.6
Total operating expenses	**$684.2**	$639.3	$44.9	7.0%

Total operating expenses during 2003 increased $44.9 million or 7.0% compared to last year. Operating expenses as a percent of net revenue were 14.8% and 15.6% for 2003 and 2002, respectively. Operating expenses, which include selling, administrative and engineering expenses, increased in connection with the Company's ongoing investment in initiatives designed to support its current and future growth objectives. However, the increase in 2003 was partially offset by lower net expenditures related to the Company's 100th Anniversary celebration as compared to 2002. The Company began its fourteen-month-long 100th Anniversary celebration during the third quarter of 2002 and net expenses associated with the celebration were most heavily concentrated in 2002. Comparatively, costs incurred during 2003 for the 100th Anniversary celebration were mostly offset by event proceeds and sponsorships.

OTHER, NET

Other net expense was $6.3 million and $13.4 million in 2003 and 2002, respectively. The most significant component of other, net expense in 2003 was $4.5 million in charitable contributions. During 2002, the most significant components of other net expense were $7.1 million in losses on the disposal of fixed assets, $5.5 million in charitable contributions and $4.8 million in costs associated with environmental matters.

INTEREST INCOME, NET

Net interest income (excluding Financial Services interest income) in 2003 was $23.1 million compared to $16.5 million in 2002. The increase in net interest income resulted from higher average balances of cash and marketable securities during 2003 when compared to 2002. In connection with the Company's capacity expansion efforts, $3.9 million of interest cost was capitalized during 2003 compared to $2.7 million during 2002.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 34.7% and 34.5% during 2003 and 2002, respectively. The Company's effective income tax rate increased during 2003 as pre-tax income grew faster than certain permanent tax differences. The Company expects that the income tax rate will be 35.5% during 2004.[1]

RESULTS *of* OPERATIONS 2002 COMPARED *to* 2001

OVERALL

The Company's net revenue for 2002 totaled $4.09 billion, a $684.2 million, or 20.1%, increase over 2001.

Net income for 2002 was $580.2 million compared to $437.7 million in 2001, an increase of 32.5%. Diluted earnings per share for 2002 was $1.90 on 305.2 million weighted-average shares outstanding compared to $1.43 on 306.2 million weighted-average shares outstanding in 2001, an increase of 32.9% in earnings per share.

The Company increased its quarterly dividend payment in June 2002 from $.03 per share to $.035 per share which resulted in an aggregate annual dividend of $.135 per share in 2002.

WORLDWIDE MOTORCYCLE UNIT SHIPMENTS

	2002	2001	Increase	% Change
Touring motorcycle units	**70,713**	65,403	5,310	8.1%
Custom motorcycle units	**123,761**	116,541	7,220	6.2
VRSC	**18,008**	1,703	16,305	n.m.
Sportster motorcycle units	**51,171**	50,814	357	0.7
Harley-Davidson® motorcycle units	**263,653**	234,461	29,192	12.5
Buell motorcycle units	**10,943**	9,925	1,018	10.3
Total motorcycle units	**274,596**	244,386	30,210	12.4%

During 2002, the Company shipped 263,653 Harley-Davidson motorcycle units, 29,192 more units than in 2001. This increase in units is primarily the result of continued demand for Harley-Davidson motorcycles combined with the Company's ongoing success with its manufacturing strategy. The VRSC V-Rod motorcycle was first introduced in October 2001, making 2002 the first full year of shipments for that family of motorcycles.

Retail sales of the Company's Harley-Davidson motorcycles were up 18.3% in the United States for 2002. In Europe and Japan/Australia, retail sales of the Company's Harley-Davidson motorcycles were up 3.4% and 7.4%, respectively, during 2002. Retail sales information for the United States, Europe and Japan/Australia is as follows:

(Units in thousands)	2002	2001	% Change
United States[a]			
Harley-Davidson models only	**209.9**	177.4	18.3%
Industry	**442.3**	394.3	12.2%
Europe[b]			
Harley-Davidson models only	**23.5**	22.8	3.4%
Industry	**331.8**	319.9	3.7%
Japan/Australia[c]			
Harley- Davidson models only	**13.6**	12.7	7.4%
Industry	**63.9**	62.1	2.9%

[a] *U.S. data provided by the Motorcycle Industry Council.*

[b] *Europe data, provided by Giral S.A., includes retail sales in Austria, Belgium, France, Germany, Italy, The Netherlands, Spain, Switzerland, United Kingdom, Denmark, Finland, Greece, Norway, Portugal and Sweden.*

[c] *Japan/Australia data provided by ERG, industry sources and the Australian Bureau of Statistics.*

NET REVENUE

(In millions)	2002	2001	Increase (Decrease)	% Change
Harley-Davidson® motorcycles	**$3,161.0**	$2,671.3	$489.7	18.3%
Buell® motorcycles	**66.9**	61.7	5.2	8.6
Total motorcycles	**3,227.9**	2,733.0	494.9	18.1
Parts & Accessories	**629.2**	509.6	119.6	23.5
General Merchandise	**231.5**	163.9	67.6	41.2
Other	**2.4**	0.3	2.1	n.m.
Net revenue	**$4,091.0**	$3,406.8	$684.2	20.1%

The Motorcycles segment recorded a 20.1% increase in net revenue driven by the 12.5% increase in Harley-Davidson unit shipments. In addition to higher unit volumes, the increase in revenue in 2002 was also driven by favorable product mix and the model year wholesale price increase.

Motorcycle product mix was favorable in 2002 with a higher percentage of shipments consisting of custom motorcycles and a smaller percentage of shipments consisting of lower priced Sportster® models, when compared to 2001. In addition, wholesale price increases related to the new model year provided for higher average selling prices on units sold in 2002 when compared to 2001.

In 2002, Buell motorcycle net revenue was up $5.2 million from 2001 on 1,018 additional unit shipments. During 2002, the Company shipped 6,887 Buell BigTwin units compared to 6,436 units in 2001. During 2002 Buell completely revamped its Big Twin line-up with the introduction of the XB series which currently includes the new Buell Firebolt™ XB9R and the new Buell Lightning® XB9S. During 2002 the Company also shipped 4,056 units of the smaller and lower priced Buell Blast® compared to 3,489 units in 2001. Blast motorcycle units represented 37% of total Buell units shipped in 2002 compared to 35% in 2001.

During 2002, P&A net revenue totaled $629.2 million, up $119.6 million, or 23.5%, compared to 2001. The increase in P&A revenue was driven by continued demand for Harley-Davidson motorcycles and sales of the Company's 100th Anniversary products. Total 2002 revenue from the sale of 100th Anniversary P&A products was $34.0 million.

General Merchandise net revenue for 2002 of $231.5 million was up $67.6 million, or 41.2%, compared to 2001. The increase in General Merchandise revenue was driven primarily by sales of 100th Anniversary commemorative products which totaled approximately $52.2 million in 2002.

GROSS PROFIT

Gross profit in 2002 of $1.4 billion was $264.9 million or 23.0% higher than gross profit in 2001. The increase in gross profit is primarily related to the increase in net revenue. The gross profit margin was 34.7% in 2002 compared to 33.8% in 2001. The increase in gross margin in 2002 was driven by favorable product mix and the model year wholesale price increase as discussed under "Net Revenue" earlier in this section.

FINANCIAL SERVICES

(In millions)	2002	2001	Increase (Decrease)	% Change
Interest income	**$ 76.1**	$ 76.2	$ (0.1)	(0.2)%
Gain on current year securitizations	**56.1**	45.0	11.1	24.7
Servicing fee income	**18.6**	13.3	5.3	39.8
Insurance commissions	**36.1**	28.7	7.4	25.4
Income on investment in retained securitization interests	**18.8**	14.6	4.2	29.0
Other income	**5.8**	3.7	2.1	58.1
Financial services income	**211.5**	181.5	30.0	16.5
Interest expense	**15.1**	24.7	(9.6)	(38.7)
Provision for credit losses	**6.2**	22.2	(16.0)	(72.2)
Operating expenses	**86.0**	73.3	12.7	17.1
Financial services expense	**107.3**	120.2	(12.9)	(10.8)
Operating income from financial services	**$104.2**	$ 61.3	$42.9	70.1%

Financial services income in 2002 was $211.5 million, an increase of $30.0 million, or 16.5%, over 2001. Operating income from financial services in 2002 was $104.2 million, an increase of $42.9 million, or 70.1%, over 2001. The increase in operating income was driven by strong overall performance in Harley-Davidson Financial Services, Inc.'s (HDFS) wholesale, retail, and insurance lines combined with a lower provision for credit losses, lower borrowing costs, and higher securitization gains. During 2001, the allowance for credit losses was increased in response to significant growth in the wholesale and retail loan portfolios, a decline in economic conditions, and HDFS' uncertainty of consumer behavior after the September 11th tragedies. During 2002, the required provision for credit losses decreased as portfolio performance was better than expected. The Company believes that the allowance for credit losses is adequate at December 31, 2002.

During 2002 and 2001, HDFS sold approximately $1.3 billion and $1.0 billion, respectively, of retail motorcycle loans through securitization transactions. In connection with the securitization transactions, HDFS recorded gains of $56.1 million and $45.0 million in 2002 and 2001, respectively. In both 2002 and 2001, gains on securitizations were favorably impacted by declining market interest rates.

OPERATING EXPENSES

(In millions)	2002	2001	Increase	% Change
Motorcycles and Related Products	**$626.7**	$539.6	$87.1	16.1%
Corporate	**12.6**	12.1	0.5	4.7
Total operating expenses	**$639.3**	$551.7	$87.6	15.9%

Total operating expenses in 2002 increased $87.6 million or 15.9% compared to 2001. Operating expenses as a percent of net revenue were 15.6% and 16.2% for 2002 and 2001, respectively. The increase in operating expenses, which include selling, administrative and engineering expenses, was driven by the Company's ongoing investment in various initiatives designed to support its current and future growth objectives. During 2002, this included expenses associated with the Company's fourteen-month-long 100th Anniversary celebration. Other increases in operating expenses related to higher employee benefit costs driven by the increasing cost of health care and pensions.

OTHER, NET

Other net expense was $13.4 million and $6.5 million in 2002 and 2001, respectively. The most significant components of other net expense in 2002 were $7.1 million in losses on the disposal of fixed assets, $5.5 million in charitable contributions and $4.8 million in costs associated with environmental matters.

INTEREST INCOME, NET

Net interest income (excluding Financial Services interest income) in 2002 was $16.5 million compared to $17.5 million in 2001. Net interest income was lower than prior year primarily due to lower interest rates in 2002 when compared to 2001. In connection with the Company's capacity expansion plans, approximately $2.7 million of interest was capitalized during 2002. No interest was capitalized in 2001.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 34.5% and 35.0% during 2002 and 2001, respectively.

OTHER MATTERS

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect the Company's financial condition and results of operations.

Finance Receivable Securitizations—The Company sells retail motorcycle loans through securitization transactions utilizing qualifying special purpose entities. Upon sale of retail loans in a securitization transaction, HDFS receives cash and retains interest-only strip receivables, servicing rights, and cash reserve account deposits, all of which are collectively referred to as retained interests in the securitized receivables. Retained interests are carried at fair value and periodically reviewed for impairment. Market value quotes are generally not available for retained interests, therefore HDFS estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions for credit losses, prepayment speeds and discount rates. The impact of changes to key assumptions is shown in Note 3 of the Consolidated Financial Statements.

Gains on current year securitizations from the sale of retail loans are recorded as a component of financial services income and are based in part on certain assumptions including expected credit losses, prepayment speed, and discount rates. Gain on sale also depends on the original carrying amount of the retail loans, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Finance Receivable Credit Losses—The allowance for uncollectible accounts is maintained at a level management believes is adequate to cover the losses of principal and accrued interest in the existing finance receivables portfolio. Management's periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, current economic conditions, specific borrower's ability to repay, and the estimated value of any underlying collateral.

Pensions and Other Postretirement Benefits—Retirement Plan (Pension, SERPA and Post-retirement health care) obligations and costs are developed from actuarial valuations. The valuation of projected benefit obligations and net periodic benefit costs relies on key assumptions including discount rates, long-term expected return on plan assets, future compensation and medical trend rates. The Company evaluates and updates all of its assumptions annually in conjunction with its September 30 actuarial measurement date. Although the Company's process results in assumptions that are valid as of the measurement date, certain assumptions are driven by short term external economic factors, and as result, these assumptions are more volatile. Based on recent economic conditions the Company has changed its assumptions for discount rates and medical trend rates. Although the Company's 2004 Retirement Plan costs have already been determined in connection with the September 30, 2003 measurement process, a change in either of these two assumptions could have a material impact on the valuation of costs as of the Company's next measurement date. The following information is provided to illustrate the sensitivity of these obligations and costs to changes in these major assumptions.

(In thousands)	Amounts based on Current Assumptions	Impact of a 1% decrease in the Discount Rate	Impact of a 1% increase in the Medical Trend Rate
2003 net periodic benefit costs			
Pension and SERPA	$ 54,468	$ 14,214	n/a
Postretirement healthcare	$ 30,449	$ 3,675	$ 3,719
2003 projected benefit obligations			
Pension and SERPA	$ 711,357	$119,165	n/a
Postretirement healthcare	$250,863	$ 32,685	$27,271

This information is provided only to illustrate the sensitivity of these amounts to certain assumptions and not as a means to predict future amounts. The calculation of Retirement plan obligations and costs is based on many factors in addition to those discussed here. This information should be considered in combination with the information provided in Note 6 to the consolidated financial statements.

CONTRACTUAL OBLIGATIONS

A summary of the Company's expected payments for significant contractual obligations as of December 31, 2003 is as follows:

(In thousands)	2004	2005-2006	2007-2008	Thereafter	Total
Finance Debt	$ 324,305	$ 241,114	$428,886	$ —	$ 994,305
Operating Leases	6,155	7,892	5,841	17,283	37,171
	$ 330,460	$249,006	$434,727	$17,283	$1,031,476

As of December 31, 2003, the Company had no material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment which generally have terms of less than 90 days. The Company also has long-term obligations related to its pension and postretirement plans which are discussed in detail in Note 6 to the financial statements. As of its most recent actuarial measurement date, no pension plan contributions are required in 2004 and postretirement medical claims are paid as they are submitted.

OFF-BALANCE SHEET ARRANGEMENTS

As part of its securitization program, HDFS transfers retail motorcycle loans to a special purpose bankruptcy-remote wholly-owned subsidiary. The subsidiary sells the retail loans to a securitization trust in exchange for the proceeds from asset-backed securities issued by the securitization trust. The asset-backed securities, usually notes with various maturities and interest rates, are secured by future collections of the purchased retail loans. Activities of the securitization trust are limited to acquiring retail loans, issuing asset-backed securities and making payments on securities to investors. Due to the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered qualifying special purpose entities (QSPEs) as defined by Statement of

Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the financial statements of HDFS.

HDFS does not guarantee securities issued by the securitization trusts or projected cash flows from the related loans purchased from HDFS. Recourse against HDFS related to each securitization transaction is limited to the respective investment in retained securitization interests, excluding servicing rights. Total investment in retained securitization interests at December 31, 2003 is $254.4 million. The securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. See note 3 to the consolidated financial statements for further discussion of HDFS' securitization program.

COMMITMENTS *and* CONTINGENCIES

The Company is subject to lawsuits and other claims related to environmental, product and other matters. In determining required reserves related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of probable loss. The required reserves are monitored on an on-going basis and are updated based on new developments or new information in each matter.

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson® motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The complaint alleged that this cam bearing is defective and asserted various legal theories. The complaint sought unspecified compensatory and punitive damages for affected owners, an order compelling the Company to repair the engines, and other relief. On February 27, 2002, the Company's motion to dismiss the amended complaint was granted by the Court and the amended complaint was dismissed in its entirety. An appeal was filed with the Wisconsin Court of Appeals. On April 12, 2002, the same attorneys filed a second putative nationwide class action against the Company in state court in Milwaukee County, Wisconsin relating to this cam bearing issue and asserting different legal theories than in the first action. The complaint sought unspecified compensatory damages, an order compelling the Company to repair the engines and other relief. On September 23, 2002, the Company's motion to dismiss was granted by the Court, the complaint was dismissed in its entirety, and no appeal was taken. On January 14, 2003, the Wisconsin Court of Appeals reversed the trial court's February 27, 2002 dismissal of the complaint in the first action, and the Company petitioned the Wisconsin Supreme Court for review. The Company's petition was granted and oral argument before the Wisconsin Supreme Court was held on November 5, 2003. A decision is expected sometime in 2004, and the Company intends to continue to vigorously defend this matter. The Company believes that the 5 year/50,000 mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners.

The Company is involved with government agencies and groups of potentially responsible parties in various environmental matters, including a matter involving the clean up of soil and groundwater contamination at its York, Pennsylvania facility. The York facility was formerly used by the U.S. Navy and AMF prior to the purchase of the York facility by the Company from AMF in 1981. Although the Company is not certain as to the full extent of the environmental contamination at the York facility, it has been working with the Pennsylvania Department of Environmental Protection since 1986 in undertaking environmental investigation and remediation activities, including an on-going site-wide remedial investigation/feasibility study (RI/FS).

In January 1995, the Company entered into a settlement agreement (the Agreement) with the Navy. The Agreement calls for the Navy and the Company to contribute amounts into a trust equal to 53% and 47%, respectively, of future costs associated with environmental investigation and remediation activities at the York facility (Response Costs). The trust administers the payment of the Response Costs incurred at the York facility as covered by the Agreement.

In February 2002, the Company was advised by the U.S. Environmental Protection Agency (EPA) that it considers some of the Company's remediation activities at the York facility to be subject to the EPA's corrective action program under the Resource Conservation and Recovery Act (RCRA) and offered the Company the option of addressing corrective action under a RCRA facility lead agreement. The objectives and procedures for facility lead corrective action under RCRA are consistent with the investigation and remediation already being conducted under the Agreement with the Navy, and the Company agreed to participate in EPA's corrective action program under a RCRA facility lead agreement.

Although the RI/FS is still underway and substantial uncertainty exists concerning the nature and scope of the environmental investigation and remediation that will ultimately be required at the York facility, the Company estimates that its share of the future Response Costs at the York facility will be approximately $7.9 million. The Company has established reserves for this amount, which are included in Accrued expenses and other liabilities in the consolidated balance sheets.

The estimate of the Company's future Response Costs that will be incurred at the York facility is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date, and the estimated costs to complete the necessary investigation and remediation activities. Response Costs are expected to be incurred over a period of several years ending in 2010.

LIQUIDITY *and* CAPITAL RESOURCES *as of* DECEMBER 31, 2003

OPERATING ACTIVITIES

The Company's main source of liquidity is cash from operating activities which consists of net income adjusted for non-cash operating activities, collections of retained securitization interests, pension plan contributions, the tax benefit of stock option exercises and changes in current assets and liabilities.

The Company generated $935.6 million of cash from operating activities during 2003 compared to $775.6 million in 2002. The largest component of cash from operating activities is net income adjusted for depreciation, which was approximately $957.8 million in 2003 compared to $756.0 million in 2002.

During 2003 and 2002, the Company contributed $192.0 million and $153.6 million, respectively, to its defined benefit pension plans. These contributions were made from cash on hand for the direct purpose of improving the funded status of the Company's pension plans and were in excess of the minimum required amounts for the plans.

Cash provided by operating activities is also impacted by changes in current assets and liabilities. Changes in these balances decreased operating cash flows by approximately $18.6 million in 2003 and increased operating cash flows by $16.1 million during 2002. Changes in current assets and liabilities during 2003 and 2002 consisted of the following:

(In millions)	**2003**	2002
Accounts receivable, net	**$ (3.7)**	$ 10.1
Inventories	**10.4**	(37.0)
Prepaid expenses & other current assets	**13.9**	(13.1)
Finance receivables—accrued interest and other	**(54.8)**	(36.4)
Accounts payable/Accrued expenses	**15.6**	92.5
	$(18.6)	$ 16.1

The $18.6 million decrease in operating cash flow which resulted from changes in current assets and liabilities, during 2003, was driven by the negative cash flow impact related to an increase in finance receivables—accrued interest and other, during 2003. The current asset balance for finance receivables—accrued interest and other grew in connection with the increase in the finance receivable loan balances during 2003.

INVESTING ACTIVITIES

The Company's investing activities consist primarily of capital expenditures, finance receivables activity and net changes in marketable securities. Net cash used in investing activities was $484.7 million and $1.01 billion during 2003 and 2002, respectively.

Capital expenditures were $227.2 million and $323.9 million during 2003 and 2002, respectively. During 2003, the Company completed capacity expansion efforts at two of the Company's existing locations. These efforts included a 350,000 square foot factory in York, Pennsylvania and a 165,000 square foot addition to the Company's Product Development Center in Wauwatosa, Wisconsin. The Company estimates that total capital expenditures required in 2004 will be in the range from $250 to $300 million.(1) The Company anticipates it will have the ability to fund all capital expenditures in 2004 with internally generated funds.(1)

During 2003 and 2002, Financial Services received proceeds from securitizations of $1.72 billion and $1.25 billion, respectively. Finance receivables acquired or originated net of collections resulted in a $1.99 billion use of cash during 2003 compared to a $1.64 billion use of cash during 2002.

FINANCING ACTIVITIES

The Company's financing activities consist primarily of finance debt activity, stock transactions and dividend payments. Net cash provided by financing activities during 2003 and 2002 was $80.6 million and $79.9 million, respectively.

In addition to operating cash flow and asset-backed securitizations, HDFS is financed by the issuance of commercial paper, borrowings under revolving credit facilities, medium term notes, senior subordinated debt and borrowings from the Company. HDFS' outstanding debt consisted of the following as of December 31, 2003:

(In thousands)	**2003**	2002
Commercial paper	**$406,907**	$592,932
Domestic credit facilities	**95,913**	66,546
European credit facility	**62,599**	73,101
Medium term notes	**398,886**	—
Senior subordinated notes	**30,000**	30,000
	$994,305	$762,579

HDFS has agreements with financial institutions providing bank credit facilities totaling $750 million (Domestic Credit Facilities). The Domestic Credit Facilities consist of a $350 million revolving term facility due in 2005 and a $400 million 364-day revolving credit facility due September 2004. HDFS expects that the $400 million credit facility expiring in September 2004 will be renewed or that suitable alternatives exist.(1)

The primary uses of the Domestic Credit Facilities are to provide liquidity to the unsecured commercial paper program and to fund HDFS' business operations.

Subject to limitations, HDFS may issue up to $750 million of short-term commercial paper with maturities up to 270 days. Outstanding commercial paper may not exceed the unused portion of the

Domestic Credit Facilities. As a result, the combined total of commercial paper and borrowings under the Domestic Credit Facilities was limited to $750 million as of December 31, 2003.

HDFS has a $200 million European revolving credit facility due July 2005. The primary purpose of the facility is to fund HDFS' European business operations.

During November 2003, HDFS issued $400 million in medium term notes (Notes) due in December 2008. The Notes provide for semi-annual interest payments and principal due at maturity. At December 31, 2003, the Notes reflect a $1.1 million decrease due to the fair value adjustment related to the interest rate swap agreement. The effect of the interest rate swap agreements is to convert the interest rate on the Notes from a fixed to a floating rate.

HDFS has $30 million of ten year senior subordinated notes, expiring in 2007.

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million from the Company at a market interest rate. As of December 31, 2003, HDFS had no outstanding borrowings owed to the Company under this agreement. As of December 31, 2002, HDFS had $100 million in outstanding borrowings to the Company under this agreement. The $100 million loan was eliminated upon consolidation and therefore is not included in finance debt on the consolidated balance sheets.

In connection with debt agreements, HDFS has various operating and financial covenants and remains in compliance at December 31, 2003. The Company has a support agreement with HDFS whereby, if required, the Company agrees to provide HDFS with certain financial support in order to maintain certain financial covenants. Support may be provided at the Company's option as capital contributions or loans. Accordingly, certain debt covenants may restrict the Company's ability to withdraw funds from HDFS outside the normal course of business. No amount has ever been provided to HDFS under the support agreement.

The Company expects future activities of HDFS will be financed from funds internally generated by HDFS, sale of loans through securitization programs, issuance of commercial paper and medium term notes, borrowings under revolving credit facilities, advances or loans from the Company and subordinated debt.[1]

During 2003 and 2002 the Company repurchased a total of 2,346,000 and 1,089,000 shares of it common stock, at weighed average prices of $44.28 and $52.17, respectively.

The Company has continuing authorization from its Board of Directors to repurchase shares of the Company's outstanding common stock under which the cumulative number of shares repurchased, at the time of any repurchase, shall not exceed the sum of (1) the number of shares issued in connection with the exercise of stock options occurring on or after January 1, 1998 plus (2) one percent of the issued and outstanding common stock of the Company on January 1 of the current year, adjusted for any stock split. The Company repurchased 750,000 and 1,089,000 shares of its common stock during 2003 and 2002, respectively, under this authorization.

In addition, the Board of Directors has also separately authorized the Company to repurchase shares of the Company's outstanding common stock. During 2003, the Company repurchased 1,596,000 shares of its common stock under this authorization. As of December 31, 2003 the Company may repurchase an additional 7,804,000 shares of common stock under this authorization.

During the fourth quarter of 2003 the Company increased its quarterly dividend payment by 100% over the previous quarter resulting in a dividend of $.08 per share. During 2003 the Company made four quarterly dividend payments totaling $59.0 million or $.195 per share.

RISK FACTORS

The Company's ability to meet the targets and expectations noted in this Form 10-K depends upon, among other factors, the Company's ability to (i) continue to realize production efficiencies at its production facilities through the implementation of innovative manufacturing techniques and other means, (ii) successfully implement production capacity increases in its facilities, (iii) successfully introduce new products and services, (iv) avoid unexpected P&A/general merchandise supplier backorders, (v) sell all of the Harley-Davidson motorcycles it plans to produce, (vi) continue to develop the capacity of its distributor and dealer network, (vii) avoid unexpected changes in the regulatory environment for its products, (viii) successfully adjust to foreign currency exchange rate fluctuations, (ix) successfully adjust to interest rate fluctuations, and (x) successfully manage changes in the credit quality of HDFS's loan portfolio. In addition, the Company could experience delays in the operation of manufacturing facilities as a result of work stoppages, difficulty with suppliers, natural causes, terrorism or other factors. These risks, potential delays and uncertainties regarding the costs could also adversely impact the Company's capital expenditure estimates (see "Liquidity and Capital Resources" section).

QUANTITATIVE *and* QUALITATIVE DISCLOSURES *about* MARKET RISK

The Company is exposed to market risk from changes in foreign exchange rates and interest rates. To reduce such risks, the Company selectively uses derivative financial instruments. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures, which prohibit the use of financial instruments for trading purposes. Sensitivity analysis is used to manage and monitor foreign exchange and interest rate risk.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the consolidated financial statements, and further disclosure relating to the fair value of derivative financial instruments is included in Note 10 to the consolidated financial statements.

The Company sells its products internationally and in most markets those sales are made in the foreign country's local currency. As a result, the Company's earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. The foreign currency contracts are entered into with banks and allow the Company to exchange a specified amount of foreign currency for U.S. dollars at a future date, based on a fixed exchange rate. At December 31, 2003 these contracts represented a combined U.S. dollar equivalent of approximately $268.9 million. The Company estimates that a uniform 10% weakening in the value of the dollar relative to the currency underlying these contracts would result in a decrease in the fair value of the contracts of approximately $26.8 million.

The Company's exposure to the Japanese yen is substantially offset by the existence of a natural hedge, which is sustained through offsetting yen cash inflows from sales with yen cash outflows for motorcycle component purchases and other operating expenses.

HDFS' earnings are affected by changes in interest rates. HDFS utilizes interest rate swaps to reduce the impact of fluctuations in interest rates on its securitization transactions and debt. As of December 31, 2003, HDFS had interest rate swaps outstanding with a notional value of $801.8 million. HDFS estimates that a 10% increase in interest rates would result in a $2.4 million decrease in the fair value of the agreements.

[1] ***Note regarding forward-looking statements*** The Company intends that certain matters discussed are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "targets" or "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives, outlooks, targets or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

(In thousands, except per share amounts)

Years ended December 31,	2003	2002	2001
Net revenue	**$4,624,274**	$4,090,970	$3,406,786
Cost of goods sold	**2,958,708**	2,673,129	2,253,815
Gross profit	**1,665,566**	1,417,841	1,152,971
Financial services income	**279,459**	211,500	181,545
Financial services expense	**111,586**	107,273	120,272
Operating income from financial services	**167,873**	104,227	61,273
Selling, administrative and engineering expense	**684,175**	639,366	551,743
Income from operations	**1,149,264**	882,702	662,501
Interest income, net	**23,088**	16,541	17,478
Other, net	**(6,317)**	(13,416)	(6,524)
Income before provision for income taxes	**1,166,035**	885,827	673,455
Provision for income taxes	**405,107**	305,610	235,709
Net income	**$ 760,928**	$ 580,217	$ 437,746
Basic earnings per common share	**$2.52**	$1.92	$1.45
Diluted earnings per common share	**$2.50**	$1.90	$1.43
Cash dividends per common share	**$.195**	$.135	$.115

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except share amounts)

December 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 812,449**	$ 280,928
Marketable securities	**510,211**	514,800
Accounts receivable, net	**112,406**	108,694
Current portion of finance receivables, net	**1,001,990**	855,771
Inventories	**207,726**	218,156
Deferred income taxes	**51,156**	41,430
Prepaid expenses & other current assets	**33,189**	46,807
Total current assets	**2,729,127**	2,066,586
Finance receivables, net	**735,859**	589,809
Property, plant, and equipment, net	**1,046,310**	1,032,596
Goodwill	**53,678**	49,930
Other assets	**358,114**	122,296
	$4,923,088	$3,861,217
LIABILITIES *and* SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 223,902**	$ 226,977
Accrued expenses and other liabilities	**407,566**	380,496
Current portion of finance debt	**324,305**	382,579
Total current liabilities	**955,773**	990,052
Finance debt	**670,000**	380,000
Other long-term liabilities	**86,337**	123,353
Postretirement health care benefits	**127,444**	105,419
Deferred income taxes	**125,842**	29,478
Commitments and contingencies (Note 5)		
Shareholders' equity:		
Series A Junior participating preferred stock, none issued	**—**	—
Common stock, 326,489,291 and 325,298,404 shares issued in 2003 and 2002, respectively	**3,266**	3,254
Additional paid-in capital	**419,455**	386,284
Retained earnings	**3,074,037**	2,372,095
Accumulated other comprehensive income (loss)	**47,174**	(46,266)
	3,543,932	2,715,367
Less:		
Treasury stock (24,978,798 and 22,636,295 shares in 2003 and 2002, respectively), at cost	**(586,240)**	(482,360)
Unearned compensation	**—**	(92)
Total shareholders' equity	**2,957,692**	2,232,915
	$4,923,088	$3,861,217

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands) Years ended December 31,	**2003**	2002	2001
Cash flows from operating activities:			
Net income	**$ 760,928**	$ 580,217	$ 437,746
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**196,918**	175,778	153,061
Provision for long-term employee benefits	**76,422**	57,124	40,882
Provision for finance credit losses	**4,076**	6,167	22,178
Current year gain on securitizations	**(82,221)**	(56,139)	(45,037)
Collection of retained securitization interests	**118,113**	89,970	58,421
Contributions to pension plans	**(192,000)**	(153,636)	(19,294)
Tax benefit from the exercise of stock options	**13,805**	14,452	44,968
Deferred income taxes	**42,105**	38,560	(3,539)
Other	**16,051**	7,057	3,045
Net changes in current assets and current liabilities	**(18,644)**	16,089	57,773
Total adjustments	**174,625**	195,422	312,458
Net cash provided by operating activities	**935,553**	775,639	750,204
Cash flows from investing activities:			
Capital expenditures	**(227,230)**	(323,866)	(290,381)
Finance receivables acquired or originated	**(6,528,945)**	(5,574,248)	(4,349,940)
Finance receivables collected	**4,536,661**	3,933,125	3,123,941
Proceeds from securitizations	**1,724,060**	1,246,262	956,849
Purchase of marketable securities	**(1,143,898)**	(1,508,285)	(247,989)
Sales and redemptions of marketable securities	**1,145,000**	1,190,114	51,978
Other, net	**9,690**	22,813	(9,361)
Net cash used in investing activities	**(484,662)**	(1,014,085)	(764,903)
Cash flows from financing activities:			
Proceeds from issuance of medium term notes	**399,953**	—	—
Net (decrease) increase other finance debt	**(175,835)**	165,528	152,542
Dividends paid	**(58,986)**	(41,457)	(35,428)
Purchase of common stock for treasury	**(103,880)**	(56,814)	(111,552)
Issuance of common stock under employee stock option plans	**19,378**	12,679	28,839
Net cash provided by financing activities	**80,630**	79,936	34,401
Net increase (decrease) in cash and cash equivalents	**531,521**	(158,510)	19,702
Cash and cash equivalents:			
At beginning of year	**280,928**	439,438	419,736
At end of year	**$ 812,449**	$ 280,928	$ 439,438

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except share amounts)

	Common Stock	
	Issued Shares	Balance
BALANCE DECEMBER 31, 2000	**321,185,567**	**$3,210**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of tax benefit of $11,515	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of taxes of $(6,117)	—	—
Derivative financial instruments, net of taxes of $(407)	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	3,154,865	32
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2001	**324,340,432**	**$3,242**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of tax benefit of $29,896	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of taxes of $(6,113)	—	—
Derivative financial instruments, net of tax benefit of $5,929	—	—
Marketable securities, net of taxes of $(377)	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	957,972	12
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2002	**325,298,404**	**$3,254**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Minimum pension liability adjustment, net of taxes of $(45,383)	—	—
Change in net unrealized gains (losses):		
Investment in retained securitization interests, net of taxes of $(3,266)	—	—
Derivative financial instruments, net of tax benefit of $3,057	—	—
Marketable securities, net of tax benefit of $1,333	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	1,190,887	12
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2003	**326,489,291**	**$3,266**

The accompanying notes are an integral part of the consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Balance	Unearned Compensation	Total
$285,390	**$ 1,431,017**	**$ 308**	**$(313,994)**	**$(276)**	**$1,405,655**
—	437,746	—	—	—	437,746
—	—	(6,143)	—	—	(6,143)
—	—	(19,676)	—	—	(19,676)
—	—	11,115	—	—	11,115
—	—	668	—	—	668
					423,710
—	(35,428)	—	—	—	(35,428)
—	—	—	(111,552)	—	(111,552)
—	—	—	—	91	91
28,807	—	—	—	—	28,839
44,968	—	—	—	—	44,968
$ 359,165	**$ 1,833,335**	**$ (13,728)**	**$(425,546)**	**$ (185)**	**$1,756,283**
—	580,217	—	—	—	580,217
—	—	14,545	—	—	14,545
—	—	(48,985)	—	—	(48,985)
—	—	11,108	—	—	11,108
—	—	(9,824)	—	—	(9,824)
—	—	618	—	—	618
					547,679
—	(41,457)	—	—	—	(41,457)
—	—	—	(56,814)	—	(56,814)
—	—	—	—	93	93
12,667	—	—	—	—	12,679
14,452	—	—	—	—	14,452
$386,284	**$2,372,095**	**$(46,266)**	**$(482,360)**	**$ (92)**	**$2,232,915**
—	760,928	—	—	—	760,928
—	—	19,609	—	—	19,609
—	—	74,361	—	—	74,361
—	—	6,220	—	—	6,220
—	—	(4,596)	—	—	(4,596)
—	—	(2,154)	—	—	(2,154)
					854,368
—	(58,986)	—	—	—	(58,986)
—	—	—	(103,880)	—	(103,880)
—	—	—	—	92	92
19,366	—	—	—	—	19,378
13,805	—	—	—	—	13,805
$ 419,455	**$3,074,037**	**$ 47,174**	**$(586,240)**	**$ —**	**$2,957,692**

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of presentation The consolidated financial statements include the accounts of Harley-Davidson, Inc. and all of its subsidiaries (the Company), including the accounts of the group of companies doing business as Harley-Davidson Motor Company (HDMC), Buell Motorcycle Company (BMC) and Harley-Davidson Financial Services, Inc. (HDFS).

The Company's subsidiaries are wholly owned except for its joint venture with Porsche AG, of which the Company owns a 51% share. The accounts of the joint venture with Porsche AG are included in the Company's consolidated financial statements with an appropriate adjustment reflecting Porsche AG's interest in operating results and net assets.

Prior to August 2002, HDFS participated in a joint venture with Transamerica Distribution Finance to provide inventory financing to the Company's European dealers. While HDFS owned 67% of the venture, the joint venture partner managed the business and had equal representation on the board of directors. Accordingly, HDFS recorded its interest using the equity method of accounting. In August 2002, following the termination of its joint venture relationship with Transamerica Distribution Finance, HDFS began servicing the wholesale needs of many of the Company's European dealers directly.

In connection with securitization transactions, HDFS utilizes Qualifying Special Purpose Entities (QSPEs) as defined by Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Assets and liabilities of the QSPEs are not consolidated in the financial statements of the Company. For further discussion of QSPEs and securitization transactions see "Finance receivable securitizations," below.

The Company operates in two principal business segments: Motorcycles and Related Products (Motorcycles) and Financial Services (Financial Services). All intercompany accounts and transactions are eliminated, with the exception of certain intersegment transactions occurring between the Motorcycles and Financial Services segments. The intersegment transactions that occur between HDMC and HDFS relate to interest and fees on wholesale finance receivables. For further discussion of these items see Note 3 to the consolidated financial statements.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable securities The Company has investments in marketable securities consisting primarily of investment-grade debt instruments such as corporate bonds and government backed securities, with maturities greater than three months. The average length of maturity on marketable securities held as of December 31, 2003 and 2002 was approximately 2 years and 3 years, respectively. The Company classifies these investments as available for sale, thus requiring the Company to carry them at their fair value with any unrealized gains or losses reported in other comprehensive income.

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Finance receivables credit losses The provision for credit losses on finance receivables is charged to earnings in amounts sufficient to maintain the allowance for uncollectible accounts at a level HDFS believes is adequate to cover the losses of principal and accrued interest in the existing portfolio. HDFS' periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions. HDFS' wholesale and other large loan charge-off policy is based on a loan-by-loan review which considers the specific borrower's ability to repay and the estimated value of any collateral.

Retail loans are generally charged-off at 120 days contractually past due. All finance receivables accrue interest until either collected or charged-off. Accordingly, as of December 31, 2003 and 2002, all finance receivables were accounted for as interest earning receivables.

Generally, it is HDFS' policy not to change the terms and conditions of finance receivables. The restructuring of retail and wholesale finance receivables may occasionally be required by judicial proceedings, primarily in situations involving bankruptcy. Total restructured finance receivables are not significant.

Repossessed inventory is recorded at net realizable value and is reclassified from finance receivables to other assets with any related loss charged against the allowance for credit losses. Repossessed inventory is $2.0 million and $0.9 million at December 31, 2003 and 2002, respectively.

Finance receivable securitizations HDFS sells retail motorcycle loans through securitization transactions. Under the terms of securitization transactions, HDFS sells retail loans to a securitization trust. The securitization trust issues notes to investors, with various maturities and interest rates, secured by future collections of purchased retail loans. The proceeds from the issuance of the asset-backed securities are utilized by the securitization trust to purchase retail loans from HDFS.

Upon sale of the retail loans to the securitization trust, HDFS receives cash and also retains interest-only strip receivables, servicing rights, and cash reserve account deposits, collectively referred to as "investment in retained securitization interests." The investment in retained securitization interests is included with finance receivables in the consolidated balance sheets.

Interest-only strip receivables equal the present value of projected cash flows arising from retail loans sold to the securitization trust less contracted payment obligations due to securitization trust investors. Key assumptions in determining the present value of projected cash flows are prepayments, credit losses, and discount rate. Servicing rights entitle HDFS to service retail loans sold to the securitization trust for a fee. The servicing fee is considered adequate compensation for the services provided and is therefore recorded as earned and is included in financial services income.

Reserve account deposits held by the securitization trust represent interest-earning cash deposits collateralizing trust securities. The funds are not available for use by HDFS until the reserve account balances exceed thresholds specified in the securitization agreement.

Gains on current year securitizations on the sale of the retail loans are recognized in the period in which the sale occurs and depend on the original carrying amount of the transferred retail loans, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Investments in retained securitization interests are recorded at fair value and are periodically reviewed for impairment. Market quotes of fair value are generally not available for retained interests, therefore HDFS estimates fair value based on the present value of future expected cash flows using HDFS' best estimates of key assumptions for credit losses, prepayments, and discount rate commensurate

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

with the risks involved. Unrealized gains and losses on investments in retained securitization interests are recorded in other comprehensive income and, as of December 31, 2003 and 2002 were $59.1 million and $49.6 million, or $38.3 million and $32.1 million net of taxes, respectively.

HDFS does not guarantee securities issued by the securitization trusts or projected cash flows from the retail loans purchased from HDFS. Recourse against HDFS related to securitization transactions is limited to the respective investment in retained securitization interests excluding servicing rights.

HDFS utilizes a two-step process to transfer retail loans to a securitization trust. Loans are initially transferred to a special purpose, bankruptcy-remote, wholly-owned subsidiary which in turn sells the retail loans to the securitization trust. HDFS has surrendered control of retail loans sold to the securitization trust. Securitization transactions have been structured such that: a.) transferred assets have been isolated from HDFS by being put presumptively beyond the reach of HDFS and its creditors, even in bankruptcy or other receivership, b.) each holder of a beneficial interest in the securitization trust has the right to pledge or exchange their interest, and c.) HDFS does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates HDFS to repurchase or redeem the transferred assets before their maturity other than for breaches of representations and warranties relating to the transferred assets or (2) the ability to unilaterally cause the holder to return specific assets, other than through a customary cleanup call.

Activities of the securitization trust are limited to acquiring retail loans, issuing asset-backed securities and making payments on securities to investors. Securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. Historically, the life of securitization trusts purchasing retail loans from HDFS has approximated four years.

Due to the overall structure of the securitization transaction, the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered QSPEs. Accordingly, gain on sale is recognized upon transfer of retail loans to a QSPE and assets and liabilities of the QSPEs are not consolidated in the financial statements of HDFS. See Note 3 to the consolidated financial statements for further discussion of HDFS' securitization program.

Inventories Inventories are valued at the lower of cost or market. Substantially all inventories located in the United States are valued using the last-in, first-out (LIFO) method. Other inventories totaling $74.9 million in 2003 and $76.4 million in 2002 are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property, plant and equipment Depreciation of property, plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets. The following useful lives are used to depreciate the various classes of property, plant and equipment: land improvements—7 years; buildings and improvements—7 to 30 years; and machinery and equipment—3 to 10 years. Accelerated methods of depreciation are used for income tax purposes.

Internal-use softwareThe Company's policy is to capitalize costs incurred in connection with developing or obtaining software for internal use in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy explicitly excludes certain types of costs from capitalization such as costs incurred for enhancements, maintenance, project definition, data conversion, research, development and training. Costs capitalized by the Company include amounts paid to outside consulting firms for materials or services used in developing or obtaining computer software for internal use, wages and benefits paid to employees who

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

are directly associated with and who devote time to developing or obtaining computer software for internal-use, and interest costs incurred during the period of development of software for internal use. During 2003, 2002 and 2001 the Company capitalized $16.5 million, $16.0 million and $24.6 million, respectively, of costs incurred in connection with developing or obtaining software for internal-use. The Company depreciates costs capitalized in connection with developing or obtaining software for internal use on a straight-line basis over three years.

Goodwill Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. On January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is not amortized; however it must be tested for impairment at least annually. During 2003 and 2002, the Company tested its goodwill balances for impairment in accordance with SFAS No. 142; no adjustments were recorded to goodwill as a result of those reviews. Prior to 2002, goodwill was amortized on a straight-line basis over a 15-20 year period. Total goodwill amortization for 2001 was approximately $3.5 million.

Goodwill increased $3.7 million and $2.4 million during 2003 and 2002, respectively, due to the translation effect resulting from changes in the Euro to U.S. dollar exchange rate. During 2002, this was partially offset by a decrease in goodwill of $2.2 million due to the utilization of previously unrecognized tax benefits acquired in the Company's purchase of the majority interest in Buell Motorcycle Company in February 1998.

Long-lived assets The Company periodically evaluates the carrying value of long-lived assets to be held and used and long-lived assets held for sale, when events and circumstances warrant such review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets held for sale. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Product warranty The Company generally provides a standard limited warranty on all new motorcycles sold. The Company's warranty coverage, which begins when a new motorcycle is sold to a retail customer, includes parts and labor. Prior to 2002 the duration of this warranty was one year for all motorcycles sold. During 2002, the Company's warranty coverage was extended to two years for new motorcycles sold in Europe to comply with European regulations. During 2003, beginning with shipments of 2004 model year motorcycles, the Company extended its warranty coverage to two years in all of its markets. The Company maintains reserves for future warranty claims using an estimated cost per unit sold, which is based on historical Company claim information. Changes in the Company's warranty liability were as follows:

(In thousands)	**2003**	2002	2001
Balance, beginning of period	**$28,890**	$21,608	$18,180
Warranties issued during the period	**35,324**	30,250	30,893
Settlements made during the period	**(32,701)**	(27,568)	(27,465)
Changes to the liability for pre-existing warranties during the period	**(1,038)**	4,600	—
Balance, end of period	**$30,475**	$28,890	$21,608

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition Net revenue includes sales of motorcycles and related products. In accordance with the contract terms between the Company and its independent dealers and independent distributors, revenue is recorded by the Company when products are shipped and title passes to the independent dealer or distributor.

The Company offers a small number of sales incentive programs to its dealers and distributors. The total cost of these programs is estimated and accrued as a reduction to revenue at the time of the respective sale. The Company's most significant program is its motorcycle holdback incentive program. Under the terms of the motorcycle holdback incentive program, dealers are eligible to receive a cash rebate on qualifying motorcycles upon meeting certain volume requirements.

Financial services income recognition Interest income on finance receivables is recorded as earned and is based on the average outstanding daily balance for wholesale and retail receivables. Accrued interest is classified with finance receivables. Loan origination payments made to dealers for certain retail loans are deferred and amortized over the estimated life of the contract. Insurance commissions are recognized as earned and commissions on the sale of third party extended service contracts are recognized when the contract is written.

Research and development expenses Research and development expenses were $150.3 million, $139.7 million and $129.5 million for 2003, 2002 and 2001, respectively.

Advertising costs The Company expenses the production cost of advertising the first time the advertising takes place. During 2003, 2002 and 2001 the Company incurred $50.8 million, $57.8 million and $35.0 million in advertising costs, respectively.

Shipping and Handling costs The Company classifies shipping and handling costs as a component of cost of goods sold.

Derivative financial instruments The Company selectively uses derivative financial instruments to manage foreign currency exchange rate and interest rate risk. The Company's policy specifically prohibits the use of derivatives for speculative purposes. The fair values of the Company's derivative financial instruments are discussed in Note 10 to the consolidated financial statements.

All derivative instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are designated as fair value hedges, along with the gain or loss on the hedged item, are recorded in current period earnings. For derivative instruments that are designated as cash flow hedges, the effective portion of gains and losses that result from changes in the fair value of derivative instruments is initially recorded in other comprehensive income and subsequently reclassified into earnings when the hedged transaction affects income. Any ineffective portion is immediately recognized in earnings. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness.

The Company sells its products internationally and in most markets those sales are made in the foreign country's local currency. As a result, the Company's earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. The foreign currency contracts are entered into with banks and allow the Company to exchange a specified amount of foreign currency for U.S. dollars at a future date, based on a fixed exchange rate. The Company's foreign currency contracts, which generally have maturities of less than one year, are designated as cash flow hedges. The effectiveness of these hedges is measured based on changes in the fair value of the contract attributable to changes in the forward exchange rate and are highly effective.

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

HDFS enters into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its securitization transactions. HDFS originates fixed-rate retail loans on an ongoing basis. Eligible loans are pooled and sold through securitization transactions on a periodic basis. HDFS utilizes interest rate swap agreements to hedge anticipated cash flows from the securitization of retail motorcycle loans.

In addition, HDFS enters into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its fixed and floating rate debt.

At inception, HDFS designates each interest rate swap as a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

Stock Options The Company has stock option plans under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For purposes of pro forma disclosures under SFAS No. 123, "Accounting for Stock-Based Compensation," the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 is as follows:

(In thousands, except per share amounts)	**2003**	2002	2001
Net income, as reported	**$760,928**	$580,217	$437,746
Deduct: Total stock-based employee compensation expense determined under fair value based method for all option awards, net of related tax effects	**(13,415)**	(12,191)	(11,797)
Pro forma net income	**$747,513**	$568,026	$425,949
Earnings per share:			
Basic as reported	**$2.52**	$1.92	$1.45
Basic pro forma	**$2.47**	$1.88	$1.41
Diluted as reported	**$2.50**	$1.90	$1.43
Diluted pro forma	**$2.46**	$1.86	$1.39

In determining the effect of SFAS No. 123, the Black-Scholes option pricing model was used with the following weighted-average assumptions for 2003, 2002 and 2001: risk-free interest rate of approximately 3%, 4% and 5% respectively; dividend yield of .3%, .3% and .2%, respectively; expected common stock market volatility factor of .4; and a weighted-average expected life of the options of 4.7 years. Forfeitures are recognized as they occur.

Reclassifications Certain prior year balances in the Statements of Cash Flows have been reclassified in order to conform with current year presentation.

No. 2

ADDITIONAL BALANCE SHEET *and* CASH FLOW INFORMATION

The following information represents additional detail for selected line items included in the consolidated balance sheets at December 31 and the consolidated statements of cash flows for the three years ended December 31.

Additional balance sheet information

(In thousands)	2003	2002
Accounts receivable, net:		
Domestic	$ 16,542	$ 14,168
Foreign	95,864	94,526
	$ 112,406	$ 108,694

Domestic motorcycle sales are generally financed by the purchasing dealers. Foreign motorcycle sales are sold on open account, letter of credit, draft and payment in advance or financed by the purchasing dealers. The allowance for doubtful accounts deducted from accounts receivable was $9.3 million and $4.3 million as of December 31, 2003 and 2002, respectively.

(In thousands):	2003	2002
Inventories, net:		
Components at the lower of FIFO cost or market:		
Raw materials and work in process	$ 89,823	$ 82,209
Motorcycle finished goods	57,778	57,076
Parts and accessories and general merchandise	77,417	95,888
Inventory at lower of FIFO cost or market:	225,018	235,173
Excess of FIFO over LIFO cost	17,292	17,017
	$ 207,726	$ 218,156

Inventory obsolescence reserves deducted from FIFO cost were $17.0 million and $17.2 million as of December 31, 2003 and 2002, respectively.

(In thousands):	2003	2002
Property, plant and equipment, at cost:		
Land and land improvements	$ 35,039	$ 20,674
Buildings and improvements	361,162	273,959
Machinery and equipment	1,661,554	1,448,312
Construction in progress	133,430	263,311
	2,191,185	2,006,256
Less accumulated depreciation	1,144,875	973,660
	$1,046,310	$1,032,596

No. 2

ADDITIONAL BALANCE SHEET and CASH FLOW INFORMATION (continued)

(In thousands):	2003	2002
Accrued expenses and other liabilities:		
Payroll, performance incentives, and related expenses	**$163,095**	$ 155,190
Warranty and recalls	**34,069**	33,834
Dealer incentive programs	**50,378**	39,529
Income taxes	**54,826**	67,886
Fair value of derivative financial instruments	**32,382**	16,318
Other	**72,816**	67,739
	$407,566	$380,496

(In thousands)	2003	2002
Components of accumulated other comprehensive income (loss), net of tax:		
Cumulative foreign currency translation adjustment	**$ 24,138**	$ 4,529
Unrealized gain on investment in retained securitization interest	**38,324**	32,104
Unrealized net loss on derivative financial instruments	**(13,752)**	(9,156)
Unrealized net (loss) gain on marketable securities	**(1,536)**	618
Minimum pension liability adjustment	**—**	(74,361)
	$ 47,174	$ (46,266)

Supplemental cash flow information:

(In thousands)	2003	2002	2001
Net changes in current assets and current liabilities:			
Accounts receivable	**$ (3,712)**	$ 10,149	$ (20,532)
Inventories	**10,430**	(37,041)	10,816
Prepaid expenses & other current assets	**13,889**	(13,067)	(5,347)
Finance receivables – accrued interest and other	**(54,796)**	(36,382)	(18,592)
Accounts payable and accrued liabilities	**15,545**	92,430	91,428
	$ (18,644)	$ 16,089	$ 57,773

(In thousands)	2003	2002	2001
Cash paid during the period for interest and income taxes:			
Interest	**$ 17,024**	$ 15,067	$ 24,806
Income taxes	**$370,597**	$ 241,392	$ 175,302

Interest paid includes the interest payments of HDFS which are included in Financial Services expense. The Company capitalized approximately $3.9 million and $2.7 million of interest expense in 2003 and 2002, respectively, in connection with expansion projects. No interest was capitalized in 2001.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES INC.

HDFS is engaged in the business of financing and servicing wholesale inventory receivables and retail loans, primarily for the purchase of motorcycles. HDFS is responsible for all credit and collection activities for the Motorcycles segment's domestic dealer receivables and many of its European dealer receivables. Prior to August 2002, HDFS offered wholesale financing to the Company's European motorcycle dealers through a joint venture with Transamerica Distribution Finance. In August 2002, HDFS terminated the joint venture relationship and began directly servicing the wholesale financing needs of many of the Company's European dealers.

Additionally, HDFS is an agency for certain unaffiliated insurance carriers providing property/casualty insurance and extended service contracts to motorcycle owners. HDFS conducts business in the United States, Canada and Europe. The condensed statements of operations relating to the Financial Services segment, for the years ended December 31, were as follows:

(In thousands)	**2003**	2002	2001
Interest income	**$ 87,048**	$ 76,078	$ 76,201
Gain on current year securitizations	**82,221**	56,139	45,037
Servicing fee income	**24,317**	18,571	13,284
Insurance commissions	**44,847**	36,055	28,744
Income on investment in retained securitization interests	**32,181**	18,776	14,559
Other income	**8,845**	5,881	3,720
Financial services income	**279,459**	211,500	181,545
Interest expense	**17,635**	15,149	24,707
Provision for credit losses	**4,076**	6,167	22,178
Operating expenses	**89,875**	85,957	73,387
Financial services expense	**111,586**	107,273	120,272
Operating income from financial services	**$167,873**	$104,227	$ 61,273

Interest income includes approximately $9.2 million, $8.4 million, and $9.3 million of interest on wholesale finance receivables paid by HDMC to HDFS in 2003, 2002 and 2001, respectively. This interest is paid on behalf of HDMC's independent dealers as an incentive to purchase inventory during winter months. Included in other income is approximately $5.1 million, $3.6 million, and $1.9 million of fees HDMC paid to HDFS for credit and collection activities on receivables purchased from HDMC during 2003, 2002, and 2001, respectively. The transactions described above, between the Motorcycles and Financial Services segments are not eliminated; however, the net effect had no impact on consolidated net income.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

FINANCE RECEIVABLES

Finance receivables owned by HDFS at December 31, for the past five years were as follows:

(In thousands)	**2003**	2002	2001	2000	1999
Wholesale					
United States	**$ 690,662**	$ 574,489	$ 527,513	$ 414,713	$ 314,266
Europe	**91,987**	91,137	—	—	—
Canada	**59,171**	42,236	40,793	42,213	43,786
Total Wholesale	**841,820**	707,862	568,306	456,926	358,052
Retail					
United States	**580,191**	509,094	291,796	168,960	189,540
Canada	**92,740**	60,921	52,241	49,574	38,893
Total Retail	**672,931**	570,015	344,037	218,534	228,433
Retail revolving charge	**—**	—	—	—	149,818
	1,514,751	1,277,877	912,343	675,460	736,303
Less: allowance for credit losses	**31,311**	31,045	28,684	10,947	13,945
	1,483,440	1,246,832	883,659	664,513	722,358
Investment in retained securitization interests	**254,409**	198,748	152,097	100,437	73,481
	$1,737,849	$1,445,580	$1,035,756	$ 764,950	$ 795,839

Finance receivables include wholesale loans to dealers and retail loans to consumers. Wholesale loans to dealers are generally secured by financed inventory or property. Retail loans consist of secured promissory notes and installment loans. HDFS either holds titles or liens on titles to vehicles financed by promissory notes and installment loans.

Wholesale finance receivables are originated in the U.S., Canada, and Europe. HDFS began originating European receivables in August 2002, assuming business formerly served by HDFS' European joint venture.

As of December 31, 2003 and 2002, approximately 10% of gross outstanding finance receivables were originated in Canada and 10% were originated in California, respectively.

At December 31, 2003 and 2002, unused lines of credit extended to HDFS' wholesale finance customers totaled $588 million and $314 million respectively. Approved but unfunded retail finance loans totaled $289 million and $237 million at December 31, 2003 and 2002 respectively.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

Wholesale finance receivables are related primarily to motorcycles and related parts and accessories sales and are generally contractually due within one year. Retail finance receivables are primarily related to sales of motorcycles and aircraft. On December 31, 2003, contractual maturities of finance receivables were as follows:

(In thousands)	United States	Europe	Canada	Total
2004	$ 742,336	$ 91,987	$ 70,610	$ 904,933
2005	61,724	—	12,281	74,005
2006	67,926	—	13,762	81,688
2007	72,623	—	15,422	88,045
2008	81,136	—	17,282	98,418
Thereafter	245,108	—	22,554	267,662
Total	$1,270,853	$ 91,987	$ 151,911	$ 1,514,751

As of December 31, 2003, all finance receivables due after one year were at fixed interest rates.

The allowance for credit losses is comprised of individual components relating to wholesale and retail finance receivables. Changes in the allowance for credit losses for the years ended December 31 are as follows:

(In thousands)	**2003**	2002	2001
Balance at beginning of year	**$31,045**	$28,684	$ 10,947
Provision for finance credit losses	**4,076**	6,167	22,178
Charge-offs	**(3,810)**	(3,806)	(4,441)
Balance at end of year	**$ 31,311**	$ 31,045	$28,684

At December 31, 2003, 2002 and 2001, the carrying value of retail and wholesale finance receivables contractually past due 90 days or more were as follows:

(In thousands)	**2003**	2002	2001
United States	**$ 2,012**	$ 1,724	$ 2,262
Canada	**639**	523	365
Europe	**4,126**	5,307	—
Total	**$ 6,777**	$ 7,554	$ 2,627

SECURITIZATION TRANSACTIONS

During 2003, 2002 and 2001, the Company sold $1.7 billion, $1.3 billion, and $1.0 billion, respectively, of retail motorcycle loans through securitization transactions utilizing QSPE's (see Note 1 to the consolidated financial statements). The Company retains interest-only strip receivables, servicing rights, and cash reserve account deposits, collectively referred to as investment in retained securitization interests. In conjunction with these and prior sales, HDFS has assets of $254.4 million and $198.7 million representing retained securitization interests at December 31, 2003 and 2002, respectively. The Company receives annual servicing fees approximating one percent of the outstanding balance. HDFS serviced $2.6 billion and $2.0 billion of retail loans as of December 31, 2003 and 2002, respectively.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

The Company's retained securitization interests, excluding servicing rights, are subordinate to the interests of securitization trust investors. Investors and securitization trusts have no recourse to the Company's other assets. Recourse is limited to the Company's rights to future cash flow on retained securitization interests, excluding servicing rights and cash reserve account deposits. Key assumptions in the valuation of the investment in retained securitization interests and in calculating the gain on current year securitizations are credit losses, prepayments and discount rate.

Key assumptions used to calculate gain on current year securitizations, at the date of the transaction, for securitizations completed in 2003, 2002 and 2001 were:

	2003	2002	2001
Prepayment speed (Single Monthly Mortality)	**2.50%**	2.50%	2.50%
Weighted-average life (in years)	**1.93**	1.95	1.93
Expected cumulative net credit losses	**2.60%**	2.38%	2.13%
Residual cash flows discount rate	**12.00%**	12.00%	12.00%

Key assumptions used to value the investment in retained securitization interests as of December 31, 2003 and 2002 were:

	2003	2002
Prepayment speed (Single Monthly Mortality)	**2.50%**	2.50%
Weighted-average life (in years)	**1.97**	1.97
Expected cumulative net credit losses	**2.48%**	2.24%
Residual cash flows discount rate	**12.00%**	12.00%

Detailed below for all retained securitization interests at December 31, 2003 and 2002 is the sensitivity of the fair value to immediate 10 percent and 20 percent adverse changes in the weighted average key assumptions (dollars in thousands):

	2003	2002
Carrying amount/fair value of retained interests	**$ 254,409**	$ 198,748
Weighted-average life (in years)	**1.97**	1.97
Prepayment speed assumption (monthly rate)	**2.50%**	2.50%
Impact on fair value of 10% adverse change	**$ (7,300)**	$ (7,200)
Impact on fair value of 20% adverse change	**$ (14,200)**	$ (14,000)
Expected cumulative net credit losses	**2.48%**	2.24%
Impact on fair value of 10% adverse change	**$ (11,100)**	$ (7,300)
Impact on fair value of 20% adverse change	**$ (22,300)**	$ (14,600)
Residual cash flows discount rate (annual)	**12.00%**	12.00%
Impact on fair value of 10% adverse change	**$ (4,600)**	$ (3,400)
Impact on fair value of 20% adverse change	**$ (9,000)**	$ (6,700)

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

These sensitivities are hypothetical and should not be considered to be predictive of future performance. Changes in fair value generally cannot be extrapolated because the relationship of change in assumption to change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

Expected cumulative net credit losses are a key assumption in the valuation of retained securitization interests. Weighted average expected net credit losses for all active securitizations as of December 31, 2003, 2002, and 2001 were 2.48%, 2.24% and 2.05%, respectively. The table below summarizes expected cumulative net credit losses by year of securitization, expressed as a percentage of the original balance of loans securitized, as of December 31, 2003, 2002 and 2001, for all securitizations completed during the years noted.

Expected cumulative net Credit Losses (%) as of:	Loans Securitized in				
	2003	2002	2001	2000	1999
December 31, 2003	**2.60%**	2.39%	2.25%	2.37%	2.15%
December 31, 2002	—	2.38	2.13	2.06	2.05
December 31, 2001	—	—	2.13	1.95	1.94

The table below provides information regarding certain cash flows received from and paid to all motorcycle loan securitization trusts during the years ended December 31, 2003 and 2002:

(In thousands)	**2003**	2002
Proceeds from new securitizations	**$1,724,060**	$1,246,262
Servicing fees received	**23,789**	17,984
Other cash flows received on retained interests	**144,343**	105,216
10% Clean-up call repurchase option	**(31,779)**	(21,416)

Managed retail motorcycle loans consist of all retail motorcycle installment loans serviced by HDFS including those held by securitization trusts and those held by HDFS. As of December 31, 2003 and 2002 managed retail motorcycle loans totaled $3.0 billion and $2.4 billion, respectively, of which $2.6 billion and $2.0 billion, respectively, are securitized. The principal amount of motorcycle managed loans 60 days or more past due was $40.7 million and $39.6 million at December 31, 2003 and 2002, respectively. Managed loans 60 days or more past due exclude loans reclassified as repossessed inventory. Credit losses, net of recoveries, of the motorcycle managed loans were $27.0 million and $15.8 million during 2003 and 2002, respectively.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

FINANCE DEBT

HDFS' debt as of December 31 consisted of the following:

(In thousands)	**2003**	2002
Commercial paper	**$406,907**	$592,932
Domestic credit facility	**95,913**	66,546
European credit facility	**62,599**	73,101
Medium term notes	**398,886**	—
Senior subordinated notes	**30,000**	30,000
	$994,305	$762,579

HDFS may issue commercial paper of up to $750 million. Maturities may range up to 270 days from the issuance date. Outstanding commercial paper may not exceed the unused portion of the Domestic Credit Facilities noted below. Therefore the outstanding balance of commercial paper combined with the outstanding balance of the Domestic Credit facilities was limited to $750 million as of December 31, 2003. The weighted-average interest rate of outstanding commercial paper balances was 1.10% and 1.34% at December 31, 2003 and 2002, respectively. The December 31, 2003 weighted-average interest rate includes the impact of interest rate swap agreements.

HDFS has entered into agreements with a group of financial institutions providing bank credit facilities (Domestic Credit Facilities) of $750 million. The Domestic Credit Facilities consist of a $400 million, 364-day revolving loan due September 2004 and a $350 million, five-year revolving loan due September 2005. The primary uses of the Domestic Credit Facilities are to provide liquidity to the unsecured commercial paper program and to fund HDFS' operations. Subject to certain limitations, HDFS has the option to borrow in various currencies. Interest is based on London interbank offered rates (LIBOR) or other short-term rate indices, depending on the type of advance.

During July 2002, HDFS entered into a $200 million revolving credit facility due July 2005. The primary purpose of the facility is to fund HDFS' European business operations. Subject to certain limitations, HDFS can borrow in various currencies. Interest is based on LIBOR or European Interbank Offered Rates based on the currency of the borrowings.

During November 2003, HDFS issued $400 million of 3.63% medium term notes (Notes) due in December 2008. The Notes provide for semi-annual interest payments and principal due at maturity. At December 31, 2003, the Notes reflect a $1.1 million decrease due to the fair value adjustment related to the impact of the interest rate swap agreements. The effect of the swap agreements is to convert the interest rate on the Notes from a fixed rate to a floating rate. The weighted-average interest rate for 2003 was 1.3%, which includes the impact of interest rate swap agreements.

At December 31, 2003, and 2002, HDFS had $30 million of 6.79% senior subordinated notes outstanding due in 2007. The senior subordinated notes provide for semi-annual interest payments and principal at maturity.

The Company has classified the $398.9 million of medium term notes and the $30.0 million senior subordinated notes as long-term finance debt at December 31, 2003. Additionally, the Company has also classified $241.1 million related to its Commercial Paper, its Domestic Credit Facilities and its European Credit Facility as long-term finance debt as of December 31, 2003. This amount has been excluded from current liabilities because it is supported by long-term agreements and because the Company intends that at least this amount will remain outstanding for an uninterrupted period extending beyond one year from the balance sheet date.

No. 3

HARLEY-DAVIDSON FINANCIAL SERVICES, INC. *(continued)*

HDFS has met various operating and financial covenants and remains in compliance at December 31, 2003. The Company and HDFS have entered into a support agreement wherein, if required, the Company agrees to provide HDFS certain financial support to maintain certain financial covenants. Support may be provided either as capital contributions or loans at the Company's option. No amount has ever been provided to HDFS under the support agreement.

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million at market rates of interest. As of December 31, 2003, HDFS had no borrowings owed to the Company under the revolving credit agreement. As of December 31, 2002, HDFS had $100 million in outstanding borrowings to the Company under this agreement. The loan is eliminated upon consolidation and therefore is not included in finance debt on the consolidated balance sheets.

No. 4

INCOME TAXES

Provision for income taxes for the years ended December 31, consists of the following:

(In thousands)	**2003**	2002	2001
Current:			
Federal	**$324,960**	$241,915	$207,768
State	**33,461**	20,265	24,723
Foreign	**4,581**	4,870	6,757
	363,002	267,050	239,248
Deferred:			
Federal	**39,902**	34,048	(3,680)
State	**5,040**	5,079	(629)
Foreign	**(2,837)**	(567)	770
	42,105	38,560	(3,539)
Total	**$405,107**	$305,610	$235,709

The provision for income taxes differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate due to the following items for the years ended December 31:

	2003	2002	2001
Provision at statutory rate	**35.0%**	35.0%	35.0%
Foreign income taxes	**0.1**	0.2	0.3
Foreign tax credits	**(0.1)**	(0.1)	(0.2)
State taxes, net of federal benefit	**2.1**	1.5	2.2
Foreign sales corporation	**(0.5)**	(0.5)	(0.7)
Research and development credit	**(0.5)**	(0.6)	(0.8)
Other	**(1.4)**	(1.0)	(0.8)
Provision for income taxes	**34.7%**	34.5%	35.0%

No. 4

INCOME TAXES *(continued)*

Deferred income taxes result from temporary differences between the recognition of revenues and expenses for financial statements and income tax returns. The principal components of the Company's deferred tax assets and liabilities as of December 31 include the following:

(In thousands)	2003	2002
Deferred tax assets:		
Accruals not yet tax deductible	**$ 69,802**	$ 56,473
Postretirement health care benefit obligation	**49,161**	46,682
Other, net	**15,088**	4,761
	134,051	107,916
Deferred tax liabilities:		
Depreciation, tax in excess of book	**(82,959)**	(72,840)
Prepaid pension costs	**(93,461)**	—
Unrealized gain on investment in retained securitization interests	**(20,818)**	(17,552)
Other, net	**(11,499)**	(5,572)
	(208,737)	(95,964)
Net deferred tax (liability) asset	**$ (74,686)**	$ 11,952

No. 5

COMMITMENTS *and* CONTINGENCIES

The Company is subject to lawsuits and other claims related to environmental, product and other matters. In determining required reserves related to these items, the Company carefully analyzes cases and considers the likelihood of adverse judgments or outcomes, as well as the potential range of probable loss. The required reserves are monitored on an on-going basis and are updated based on new developments or new information in each matter.

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson® motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The complaint alleged that this cam bearing is defective and asserted various legal theories. The complaint sought unspecified compensatory and punitive damages for affected owners, an order compelling the Company to repair the engines, and other relief. On February 27, 2002, the Company's motion to dismiss the amended complaint was granted by the Court and the amended complaint was dismissed in its entirety. An appeal was filed with the Wisconsin Court of Appeals. On April 12, 2002, the same attorneys filed a second putative nationwide class action against the Company in state court in Milwaukee County, Wisconsin relating to this cam bearing issue and asserting different legal theories than in the first action. The complaint sought unspecified compensatory damages, an order compelling the Company to repair the engines and other relief. On September 23, 2002, the Company's motion to dismiss was granted by the Court, the complaint was dismissed in its entirety, and no appeal was taken. On January 14, 2003, the Wisconsin Court of Appeals reversed the trial court's February 27, 2002 dismissal of the complaint in the first action, and the Company petitioned the Wisconsin Supreme Court for review. The Company's petition was granted and oral argument

No. 5

COMMITMENTS *and* CONTINGENCIES *(continued)*

before the Wisconsin Supreme Court was held on November 5, 2003. A decision is expected sometime in 2004, and the Company intends to continue to vigorously defend this matter. The Company believes that the 5 year/50,000 mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners.

The Company is involved with government agencies and groups of potentially responsible parties in various environmental matters, including a matter involving the clean up of soil and groundwater contamination at its York, Pennsylvania facility. The York facility was formerly used by the U.S. Navy and AMF prior to the purchase of the York facility by the Company from AMF in 1981. Although the Company is not certain as to the full extent of the environmental contamination at the York facility, it has been working with the Pennsylvania Department of Environmental Protection since 1986 in undertaking environmental investigation and remediation activities, including an on-going site-wide remedial investigation/feasibility study (RI/FS).

In January 1995, the Company entered into a settlement agreement (the Agreement) with the Navy. The Agreement calls for the Navy and the Company to contribute amounts into a trust equal to 53% and 47%, respectively, of future costs associated with environmental investigation and remediation activities at the York facility (Response Costs). The trust administers the payment of the Response Costs incurred at the York facility as covered by the Agreement.

In February 2002, the Company was advised by the U.S. Environmental Protection Agency (EPA) that it considers some of the Company's remediation activities at the York facility to be subject to the EPA's corrective action program under the Resource Conservation and Recovery Act (RCRA) and offered the Company the option of addressing corrective action under a RCRA facility lead agreement. The objectives and procedures for facility lead corrective action under RCRA are consistent with the investigation and remediation already being conducted under the Agreement with the Navy, and the Company agreed to participate in EPA's corrective action program under a RCRA facility lead agreement.

Although the RI/FS is still underway and substantial uncertainty exists concerning the nature and scope of the environmental investigation and remediation that will ultimately be required at the York facility, the Company estimates that its share of the future Response Costs at the York facility will be approximately $7.9 million. The Company has established reserves for this amount, which are included in Accrued expenses and other liabilities in the consolidated balance sheets.

The estimate of the Company's future Response Costs that will be incurred at the York facility is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date, and the estimated costs to complete the necessary investigation and remediation activities. Response Costs are expected to be incurred over a period of several years ending in 2010.

Under the terms of the sale of the Commercial Vehicles Division in 1996, the Company has agreed to indemnify Utilimaster Corporation, until 2008, for certain claims related to environmental contamination present at the date of sale, up to $20 million. Based on the environmental studies performed as part of the sale of the Transportation Vehicles segment, the Company does not expect to incur any material expenditures under this indemnification.

The Company self-insures its product liability losses in the United States up to $2.5 million per occurrence. Catastrophic coverage is maintained for occurrences in excess of $2.5 million up to $100 million ($25 million before June 1998) per occurrence and in the aggregate. Outside the United States, the Company is insured for product liability losses up to $100 million ($25 million before June 1998) per occurrence and in the aggregate. The Company accrues for claim exposures which are probable of occurrence and can be reasonably estimated.

No. 6

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS

The Company has several defined benefit pension plans and several postretirement health care benefit plans, which cover substantially all employees of the Motorcycles segment. The Company also has unfunded supplemental employee retirement plan agreements (SERPA) with certain employees which were instituted to replace benefits lost under the Tax Revenue Reconciliation Act of 1993.

Pension benefits are based primarily on years of service and, for certain plans, levels of compensation. Employees are eligible to receive postretirement health care benefits upon attaining age 55 after rendering at least 10 years of service to the Company. The Company's postretirement health care plans are currently funded as claims are submitted. Some of the plans require employee contributions to offset benefit costs.

OBLIGATIONS *and* FUNDED STATUS

The information following provides detail of changes in the projected benefit obligations, changes in the fair value of plan assets and funded status as of the Company's September 30 measurement date.

(In thousands)	Pension and SERPA		Postretirement Health Care Benefits	
	2003	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation, October 1	**$567,216**	$ 450,681	**$ 184,996**	$ 146,658
Service cost	**35,282**	22,158	**12,145**	8,411
Interest cost	**41,979**	35,723	**13,462**	11,539
Plan amendments	**—**	473	**—**	—
Actuarial losses	**77,153**	67,538	**48,217**	24,654
Plan participant's contributions	**6,738**	5,626	**12**	11
Benefits paid	**(17,011)**	(14,983)	**(7,969)**	(6,277)
Benefit obligation, September 30	**711,357**	567,216	**250,863**	184,996
Change in plan assets:				
Fair value of plan assets, October 1	**309,469**	290,118	**—**	—
Actual return on plan assets	**59,116**	(24,873)	**—**	—
Company contributions	**292,116**	53,581	**7,957**	6,266
Plan participant contributions	**6,738**	5,626	**12**	11
Benefits paid	**(17,011)**	(14,983)	**(7,969)**	(6,277)
Fair value of plan assets, September 30	**650,428**	309,469	**—**	—
Funded status of the plans:				
Projected benefit obligation over plan assets	**(60,929)**	(257,747)	**(250,863)**	(184,996)
Unrecognized prior service cost	**62,040**	69,138	**9,500**	10,046
Unrecognized net loss	**246,759**	199,459	**111,603**	67,682
Minimum pension liability:				
Intangible asset	**—**	(68,127)	**—**	—
Accumulated other comprehensive loss	**—**	(119,744)	**—**	—
Prepaid (accrued) benefit cost, September 30	**247,870**	(177,021)	**$(129,760)**	(107,268)
Fourth quarter contributions	**—**	100,055	**2,316**	1,849
Prepaid (accrued) benefit cost, December 31	**$247,870**	$ (76,966)	**$(127,444)**	$(105,419)

No. 6

EMPLOYEE BENEFIT PLANS and OTHER POSTRETIREMENT BENEFITS (continued)

(In thousands)	Pension and SERPA		Postretirement Health Care Benefits	
	2003	2002	**2003**	2002
Amounts recognized in the Consolidated Balance Sheets, December 31:				
Accrued benefit liability (other long-term liabilities)	**$ (37,311)**	$(76,966)	**$(127,444)**	$(105,419)
Prepaid benefit cost (other long-term assets)	**285,181**	—	—	—
Net amount recognized	**$247,870**	$(76,966)	**$(127,444)**	$(105,419)

BENEFIT COSTS

Components of net periodic benefit costs for the years ended December 31:

(In thousands)	Pension and SERPA			Postretirement Health Care Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$35,282**	$ 22,158	$19,060	**$12,145**	$ 8,411	$ 5,473
Interest cost	**41,979**	35,723	30,674	**13,462**	11,539	7,943
Expected return on plan assets	**(39,500)**	(29,323)	(30,746)	—	—	—
Amortization of unrecognized:						
Prior service cost	**7,098**	7,148	6,368	**546**	546	546
Net loss	**9,609**	6,320	6,325	**4,296**	1,766	100
Net periodic benefit cost	**$54,468**	$42,026	$ 31,681	**$30,449**	$22,262	$14,062

ASSUMPTIONS

Weighted-average assumptions used to determine benefit obligations as of September 30 and weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30 are as follows:

(In thousands)	Pension and SERPA			Postretirement Health Care Benefits		
	2003	2002	2001	**2003**	2002	2001
Assumptions for benefit obligations						
Discount rate	**6.50%**	7.25%	8.00%	**6.50%**	7.25%	8.0%
Rate of compensation	**4.00%**	5.00%	5.00%	**n/a**	n/a	n/a
Assumptions for net periodic benefit cost						
Discount rate	**6.50%**	8.00%	8.00%	**6.50%**	8.00%	8.0%
Expected return on plan assets	**8.50%**	8.50%	10.50%	**n/a**	n/a	n/a
Rate of compensation increase	**5.00%**	5.00%	5.00%	**n/a**	n/a	n/a

At March 31, 2003, the Company elected to establish an interim actuarial measurement date. At that time the Company remeasured its benefit obligations and costs using a discount rate assumption of 6.5% compared to the previous assumption of 7.25%.

No. 6

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS *(continued)*

PENSION *and* SERPA ACCUMULATED BENEFIT OBLIGATION

Each of the Company's pension and SERPA plans has a separately determined accumulated benefit obligation and plan asset value. The accumulated benefit obligation is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The total accumulated benefit obligation for all the Company's pension and SERPA plans combined was $605.6 million and $482.5 million as of September 30, 2003 and 2002, respectively.

As of September 30, 2003, primarily as a result of the Company's significant contributions during 2003, all of the Company's individual pension plans had plan assets in excess of their accumulated benefit obligations and only one of its pension plans had a projected benefit obligation ($209.2 million) in excess of plan assets ($173.5 million). The Company's SERPA plans, which can only be funded as claims are paid, had projected and accumulated benefit obligations of $49.8 and $32.6 million, respectively as of September 30, 2003. As of September 30, 2002 all of the Company's individual Pension and SERPA plans had accumulated benefit obligations in excess of plan assets.

PENSION PLAN ASSETS

The Company's pension plan weighted-average asset allocations at September 30, 2003 and 2002, by asset category are as follows:

(In thousands)	2003		2002	
Equity securities (excluding Company stock)	**$ 364,117**	**56%**	$ 135,376	44%
Debt securities	**86,117**	**13**	48,940	16
Company stock	**61,387**	**10**	59,158	19
Cash	**138,807**	**21**	65,995	21
Total	**$650,428**	**100%**	$309,469	100%

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by maximizing investment returns within that prudent level of risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. The Company's targeted asset allocation ranges as a percentage of total market value are as follows: equity securities 45% to 75%, debt securities 13% to 17% and Company stock not to exceed 25%. Additionally, cash balances are maintained at levels adequate to meet near term plan expenses and benefit payments. The allocation of balances at September 30, 2003 and 2002 were not reflective of the Company's targets as a result of large contributions ($180 million in 2003 and $50 million in 2002) which had not yet been completely allocated from cash. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews.

The fair value of plan assets were approximately $700 and $418 million as of December 31, 2003 and 2002, respectively. Included in the plan assets are 1,273,592 shares of the Company's common stock at December 31, 2003 and 2002. The market value of these shares at December 31, 2003 and 2002 was $60.5 million and $58.9 million, respectively. Company policy limits the value of its stock to 25% of the total value of plan assets.

No. 6

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS *(continued)*

The Company's overall expected long-term rate of return on assets is 8.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

PENSION PLAN CONTRIBUTIONS

The Company contributed $345.7 million to its pension plans during 2003 and 2002, combined. As a result of these significant contributions, the Company has no minimum required contributions in 2004 and currently does not plan to make a contribution in 2004.

POSTRETIREMENT MEDICAL PLAN HEALTH CARE COST

The weighted-average health care cost trend rate used in determining the accumulated postretirement benefit obligation of the health care plans was as follows:

	2003	2002
Health care cost trend rate for next year	**15.0%**	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	6.0%
Year that the rate reaches the ultimate trend rate	2007	2006

This health care cost trend rate assumption can have a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In thousands)	1-Percent Increase	1-Percent Decrease
Total of service and interest cost components in 2003	$ 3,719	$ 3,053
Postretirement benefit obligation as of September 30, 2003	$27,271	$24,484

POSTRETIREMENT MEDICAL PLAN AMENDMENT

In November of 2003, subsequent to the September 30 measurement date, the Company and its Milwaukee area union workers agreed to amend certain benefits of their postretirement medical plan. As a result of these amendments the Company remeasured its postretirement obligations and costs as of November 13, 2003. In calculating the revised obligations and costs the Company incorporated the impact of the amendment and updated its assumption for retirement age. The new measurement resulted in a lower benefit obligation, but had no immediate impact on the accrued benefit cost. The initial impact to the accrued benefit cost will be reflected in 2004 when the Company first records the newly measured net periodic benefit cost. The information following provides the detailed changes to the benefit obligation from the Company's September 30 measurement date to its November 13 remeasurement date and the corresponding reconciliation to the accrued benefit cost recorded in the financial statements as of December 31, 2003.

No. 6

EMPLOYEE BENEFIT PLANS and OTHER POSTRETIREMENT BENEFITS (continued)

(In thousands)	
Change in benefit obligation:	
Benefit obligation, September 30, 2003	$ 250,863
Plan amendment	(18,866)
Actuarial losses	13,735
Benefits paid	(1,280)
Benefit obligation, November 13, 2003	244,452
Plan assets, November 13, 2003	—
Funded status of the plans:	
Benefit obligation, November 13, 2003	$(244,452)
Unrecognized prior service cost	(9,366)
Unrecognized net loss	125,338
Accrued benefit cost, November 13, 2003	(128,480)
Contributions November 13 through December 31, 2003	1,036
Accrued benefit cost, December 31, 2003	$(127,444)

MEDICARE CHANGES

On December 8, 2003, a bill was signed into law that expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. The Company anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions; however, the retiree medical obligations and costs reported do not reflect the impact of this legislation. Deferring the recognition of the new Medicare provisions' impact is permitted by Financial Accounting Standards Board Staff Position 106-1 due to open questions about some of the new Medicare provisions and a lack of authoritative accounting guidance about certain matters. The final accounting guidance could require changes to previously reported information.

DEFINED CONTRIBUTION PLANS

The Company has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k) tax deferral option. The Company expensed $7.8 million, $6.9 million and $5.3 million for matching contributions during 2003, 2002 and 2001, respectively.

No. 7

CAPITAL STOCK

As of December 31, 2003 and 2002, the Company was authorized to issue 800,000,000 shares of common stock of $.01 par value and 2,000,000 shares of preferred stock of $1.00 par value.

The Company has continuing authorization from its Board of Directors to repurchase shares of the Company's outstanding common stock under which the cumulative number of shares repurchased, at the time of any repurchase, shall not exceed the sum of (1) the number of shares issued in connection with the exercise of stock options occurring on or after January 1, 1998 plus (2) one percent of the

No. 7

CAPITAL STOCK *(continued)*

issued and outstanding common stock of the Company on January 1 of the current year, adjusted for any stock split. The Company repurchased 750,000 and 1,089,000 shares of its common stock during 2003 and 2002, respectively, under this authorization.

In addition, the Board of Directors has also separately authorized the Company to repurchase shares of the Company's outstanding common stock. During 2003, the Company repurchased 1,596,000 shares of its common stock under this authorization, bringing the total shares repurchased under this authorization to 8,196,000. As a result, as of December 31, 2003, the Company may repurchase an additional 7,804,000 shares of common stock under this authorization.

During 2003 and 2002 total repurchases under both authorizations total 2,346,000 and 1,089,000 shares, at weighed average prices of $44.28 and $52.17, respectively.

The Company has designated 500,000 of the 2,000,000 authorized shares of preferred stock as Series A Junior Participating preferred stock (Preferred Stock). The Preferred Stock has a par value of $1 per share. Each share of Preferred Stock, none of which is outstanding, is entitled to 10,000 votes per share (subject to adjustment) and other rights such that the value of a one ten-thousandth interest in a share of Preferred Stock should approximate the value of one share of common stock.

The Preferred Stock is reserved for issuance in connection with the Company's outstanding Preferred Stock purchase rights (Rights). On February 17, 2000, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of common stock payable upon the close of business on August 20, 2000 to the shareholders of record on that date. Under certain conditions, each Right entitles the holder to purchase one ten-thousandth of a share of Preferred Stock at an exercise price of $175, subject to adjustment. The Rights are only exercisable if a person or group has (i) acquired 15% or more of the outstanding common stock or (ii) has announced an intention to acquire 25% or more of the outstanding common stock (either (i) or (ii) are a "Triggering Event"). If there is a 15% acquiring party, then each holder of a Right, other than the acquiring party, will be entitled to purchase, at the exercise price, Preferred Stock having a market value of two times the exercise price.

In addition, prior to the acquisition of 50% or more of the outstanding common stock by an acquiring party, the Board of Directors of the Company may exchange the Rights (other than the Rights of an acquiring party which have become void), in whole or in part, at an exchange ratio of one share of common stock or one ten-thousandth of a share of Preferred Stock (or a share of the Company's preferred stock having equivalent rights, privileges, and preferences) per Right, subject to adjustment. The Rights expire upon the close of business on August 20, 2010, subject to extension.

No. 8

STOCK OPTIONS

The Company has stock option plans under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The options have an exercise price equal to the fair market value of the underlying stock at the date of grant and vest ratably over a four year period with the first 25 percent becoming exercisable one year after the date of grant. The options expire ten years from the date of grant. The number of shares of common stock available for future option grants under such plans were 3.1 million and 4.6 million at December 31, 2003 and 2002, respectively.

No. 8

STOCK OPTIONS *(continued)*

The following table summarizes the transactions of the stock option plans for the years ended December 31:

	2003		2002		2001	
	Options	Exercise Price[1]	Options	Exercise Price[1]	Options	Exercise Price[1]
Options outstanding at January 1	**8,682,868**	**$27.05**	8,528,028	$22.09	10,325,155	$15.12
Options granted	**1,652,252**	**$40.72**	1,180,862	$52.10	1,511,131	$43.44
Options exercised	**(1,190,887)**	**$16.17**	(957,972)	$13.08	(3,154,865)	$ 9.10
Options cancelled	**(114,804)**	**$43.89**	(68,050)	$36.93	(153,393)	$31.00
Options outstanding at December 31	**9,029,429**	**$30.78**	8,682,868	$27.05	8,528,028	$22.09
Weighted-average fair value of options granted during the year	**$13.87**		$19.27		$16.67	
Number of options exercisable at end of year	**5,560,631**	**$22.92**	5,438,862	$17.73	4,913,824	$13.38

[1] *Represents a weighted-average exercise price.*

Options outstanding at December 31, 2003:

Price range	Weighted-Average Contractual life	Options	Weighted-Average Exercise Price
$ 6.09 to $10	1.6	1,094,618	$ 7.89
$10.01 to $20	3.7	1,715,011	$12.66
$20.01 to $30	5.1	956,196	$25.77
$30.01 to $40	6.3	1,392,119	$34.55
$40.01 to $50	8.3	2,725,989	$42.25
$50.01 to $60	8.1	1,145,496	$52.10
		9,029,429	

No. 9

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

(In thousands, except per share amounts)	**2003**	2002	2001
Numerator			
Net income used in computing basic and diluted earnings per share	**$760,928**	$580,217	$437,746
Denominator			
Denominator for basic earnings per share—Weighted-average common shares	**302,271**	302,297	302,506
Effect of dilutive securities—employee stock option plans	**2,199**	2,861	3,742
Denominator for diluted earnings per share—Adjusted weighted-average shares outstanding	**304,470**	305,158	306,248
Basic earnings per share	**$2.52**	$1.92	$1.45
Diluted earnings per share	**$2.50**	$1.90	$1.43

No. 10

FAIR VALUE *of* FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, trade receivables, finance receivables, finance debt, foreign currency contracts and interest rate swaps. The book values of cash and cash equivalents, trade receivables and finance receivables are estimated to approximate their respective fair values.

MARKETABLE SECURITIES

The fair value of marketable securities is based primarily on quoted market prices. During 2003 and 2002 the Company recorded an after-tax (loss)/gain of $(2.2) million and $.6 million, respectively, in other comprehensive income to adjust marketable securities to their fair value as of December 31.

FINANCE DEBT

None of the Company's debt instruments have readily ascertainable market values; however, the carrying values are considered to approximate their respective fair values. See Note 3 to the consolidated financial statements for the terms and carrying values of the Company's various debt instruments.

No. 10

FAIR VALUE *of* FINANCIAL INSTRUMENTS *(continued)*

FOREIGN CURRENCY CONTRACTS

During 2003 and 2002 the Company utilized foreign currency contracts to hedge its sales transactions denominated in the Euro. The foreign currency contracts were designated as cash flow hedges and generally have lives less than one year. During 2003 and 2002, these hedges were highly effective throughout the year. The fair value of foreign currency contracts was based on quoted market prices. Information related to the Company's foreign currency contracts as of December 31 is as follows:

(In millions)	**2003**	2002
Notional Euro value	**€ 240.0**	€ 155.0
Notional US dollar value	**$ 268.9**	$ 147.3
Fair value of contracts recorded as current liabilities	**$ (31.0)**	$ (14.4)
Unrealized loss recorded in accumulated other comprehensive income, net of tax	**$ (15.8)**	$ (8.1)

Unrealized losses, net of taxes, as of December 31, 2002 of $8.1 million were reclassified to earnings during 2003 when the related sales transactions affected income. The Company expects that the unrealized losses, net of taxes, as of December 31, 2003, of $15.8 million will be reclassified to earnings within one year.

INTEREST RATE SWAPS — SECURITIZATION TRANSACTIONS

During 2003 and 2002, HDFS utilized interest rate swaps to reduce the impact of fluctuations in interest rates on its securitization transactions. These interest rate derivatives are designated as cash flow hedges and generally have a life of less than six months. During 2003 and 2002, the hedges were highly effective, and as a result, the amount of hedge ineffectiveness recognized during the year was insignificant. Information related to these swap agreements as of December 31 is as follows:

(In millions)	**2003**	2002
Notional value	**$ 251.8**	$ 241.3
Fair value of swaps recorded as current liabilities	**$ (0.3)**	$ (1.9)
Unrealized loss recorded in accumulated other comprehensive income, net of tax	**$ (0.2)**	$ (1.1)

Unrealized losses, net of taxes, as of December 31, 2002 of $1.1 million were reclassified to earnings during 2003 upon the sale of the respective motorcycle loans. Likewise, HDFS expects unrealized losses, net of taxes, as of December 31, 2003, of $0.2 million will be reclassified to earnings within one year when HDFS completes a securitization of retail motorcycle loans.

INTEREST RATE SWAPS — FINANCE DEBT

During 2003, HDFS entered into an interest rate swap agreement that effectively converts a portion of its floating-rate debt to a fixed-rate basis for a period of four years. The differential paid or received on this swap is recognized on an accrual basis as an adjustment to interest expense. As of December 31, 2003, the agreement was designated as a cash flow hedge. During 2003, the hedge was highly effective, and as a result, the amount of hedge ineffectiveness recognized during the year was insignificant. Information related to the swap agreement as of December 31 is as follows:

No. 10

FAIR VALUE *of* FINANCIAL INSTRUMENTS *(continued)*

(In millions)	2003
Notional value	$150.0
Fair value of swap recorded as current assets	$ 3.3
Unrealized gain recorded in accumulated other comprehensive income, net of tax	$ 2.2

HDFS expects to reclassify $0.8 million of the unrealized gain, net of taxes, to earnings within one year. The unrealized gains will be offset by the payment of variable interest associated with the floating rate debt.

During 2003, HDFS also entered into an interest rate swap agreement that effectively converts a portion of its fixed-rate debt to a floating-rate basis for a period of five years. The differential paid or received on this swap is recognized on an accrual basis as an adjustment to interest expense. As of December 31, 2003 the agreement was designated as a fair value hedge and there was no ineffectiveness on this hedge. Information related to this swap agreement as of December 31 is as follows:

(In millions)	2003
Notional value	$400.0
Fair value of swap recorded as current liabilities	$ (1.1)

No ready market exists for swaps utilized by HDFS. The interest rate swaps are valued using broker quotations.

No. 11

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS

BUSINESS SEGMENTS

The Company operates in two business segments: Motorcycles and Financial Services. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately based on the fundamental differences in their operations.

The Motorcycles segment consists primarily of the group of companies doing business as Harley-Davidson Motor Company and Buell Motorcycle Company. The Motorcycles segment designs, manufactures and sells primarily heavyweight (engine displacement of 651+cc) touring, custom and sport motorcycles and a broad range of related products which include motorcycle parts and accessories and riding apparel.

The Financial Services segment consists of Harley-Davidson Financial Services, Inc. HDFS is engaged in the business of financing and servicing wholesale inventory receivables and consumer retail installment sales contracts primarily for the purchase of motorcycles. Additionally, HDFS is an agency for certain unaffiliated insurance carriers providing property/casualty insurance and extended service contracts to motorcycle owners. HDFS conducts business in the United States, Canada and Europe.

No. 11

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS *(continued)*

Information by industry segment is set forth below for the years ended December 31:

(In thousands)	**2003**	2002	2001
Motorcycles net revenue and Financial Services income:			
Motorcycles net revenue	**$4,624,274**	$4,090,970	$3,406,786
Financial Services income	**279,459**	211,500	181,545
	$4,903,733	$4,302,470	$ 3,588,331
Income from operations:			
Motorcycles	**$ 996,889**	$ 791,121	$ 613,311
Financial Services	**167,873**	104,227	61,273
General corporate expenses	**(15,498)**	(12,646)	(12,083)
	$ 1,149,264	$ 882,702	$ 662,501

Information by industry segment is set forth below as of December 31:

(In thousands)	Motorcycles	Financial Services	Corporate	Consolidated
2003				
Identifiable assets	**$1,778,566**	**$ 1,821,142**	**$1,323,380**	**$4,923,088**
Depreciation	**191,118**	**5,555**	**245**	**196,918**
Net capital expenditures	**219,592**	**7,263**	**375**	**227,230**
2002				
Identifiable assets	$ 1,541,110	$ 1,523,542	$ 796,565	$ 3,861,217
Depreciation	171,389	4,261	128	175,778
Net capital expenditures	318,048	5,728	90	323,866
2001				
Identifiable assets	$ 1,385,932	$ 1,096,239	$ 636,324	$ 3,118,495
Depreciation and amortization	146,260	6,618	183	153,061
Net capital expenditures	285,023	5,193	165	290,381

No. 11

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS *(continued)*

GEOGRAPHIC INFORMATION

Included in the consolidated financial statements are the following amounts relating to geographic locations for the years ended December 31:

(In thousands)	2003	2002	2001
Motorcycles net revenue[1]:			
United States	**$3,807,707**	$ 3,416,432	$2,809,763
Europe	**419,052**	337,463	301,729
Japan	**173,547**	143,298	141,181
Canada	**134,319**	121,257	96,928
Other foreign countries	**89,649**	72,520	57,185
	$4,624,274	$4,090,970	$3,406,786
Financial Services income[1]:			
United States	**$ 260,551**	$ 199,380	$ 172,593
Europe	**8,834**	4,524	1,214
Canada	**10,074**	7,596	7,738
	$ 279,459	$ 211,500	$ 181,545
Long-lived assets[2]:			
United States	**$1,400,772**	$ 1,151,702	$ 1,021,946
Other foreign countries	**41,804**	36,138	33,234
	$1,442,576	$ 1,187,840	$ 1,055,180

[1] *Net revenue and income is attributed to geographic regions based on location of customer.*

[2] *Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and finance receivables.*

No. 12

RELATED PARTY TRANSACTIONS

In accordance with accounting principles generally accepted in the United States the Company is required to disclose material related party transactions. A director of the Company is Chairman and Chief Executive Officer and an equity owner of Fred Deeley Imports Ltd. (Deeley Imports), the exclusive distributor of the Company's motorcycles in Canada. During 2003, 2002 and 2001, the Company recorded revenue and financial services income from Deeley Imports of $135.2 million, $120.3 million and $97.3 million, respectively and had accounts receivables balances due from Deeley Imports of $19.4 million and $7.8 million at December 31, 2003 and 2002, respectively. All such products were provided in the ordinary course of business at prices and on terms and conditions determined through arm's-length negotiation.

SUPPLEMENTARY DATA

QUARTERLY FINANCIAL DATA *(unaudited)*

(In millions except per share data)	*1st Quarter*		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Mar. 30, 2003	Mar. 31, 2002	**June 29, 2003**	June 30, 2002	**Sep. 28, 2003**	Sep. 29, 2002	**Dec. 31, 2003**	Dec. 31, 2002
Net revenue	**$1,113.7**	$927.8	**$1,218.9**	$1,001.1	**$1,133.6**	$1,135.5	**$1,158.1**	$1,026.5
Gross profit	**403.0**	315.3	**443.2**	335.1	**403.3**	396.9	**416.0**	370.6
Net income	**$ 186.2**	$120.0	**$ 202.2**	144.3	**$ 190.1**	165.0	**$ 182.4**	150.9
Earnings per common share:								
Basic	**$.62**	$.40	**$.67**	$.48	**$.63**	$.55	**$.60**	$.50
Diluted	**$.61**	$.39	**$.66**	$.47	**$.62**	$.54	**$.60**	$.49

REPORT *of* ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Harley-Davidson, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harley-Davidson, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill.

Milwaukee, Wisconsin
January 19, 2004

Ernst & Young LLP

REPORT *of* MANAGEMENT

The consolidated financial statements of Harley-Davidson, Inc. were prepared by the Company's management, which is responsible for their reliability and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States and, as such, include amounts based on informed estimates and judgements of management with consideration given to materiality. Financial information elsewhere in this annual report is consistent with that in the financial statements.

Management is further responsible for maintaining a system of internal control to provide reasonable assurance that the Company's books and records reflect the transactions of the Company; that assets are safeguarded; and that management's established policies and procedures are followed. Management systematically reviews and modifies the system of internal control to improve its effectiveness. The internal control system is augmented by the communication of accounting and business policies throughout the Company, the careful selection, training and development of qualified personnel, the delegation of authority and establishment of responsibilities.

Independent auditors are engaged to audit the financial statements of the Company and issue a report thereon. They have informed management and the Audit Committee of the Board of Directors that their audits were conducted in accordance with auditing standards generally accepted in the United States, which requires a consideration of internal control to determine the nature, timing and extent of audit testing. Management reviews the recommendations of the independent auditors. Control procedures have been implemented or revised as appropriate to respond to these recommendations. In management's opinion, as of December 31, 2003, the internal control system was functioning effectively and accomplished the objectives discussed herein.



Jeffrey L. Bleustein
Chairman and Chief Executive Officer



James L. Ziemer
Vice President and Chief Financial Officer

REPORT *of the* AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews the Company's financial reporting process, the audit process and the process for monitoring compliance with the laws and regulations. All of the Audit Committee members are independent in accordance with the audit committee requirements of the New York Stock Exchange, Inc.

The Audit Committee of the Board has reviewed and discussed with management the audited financial statements of the Company for the 2003 fiscal year and has discussed with representatives of Ernst & Young LLP, the Company's independent auditors for the 2003 fiscal year, the matters required to be discussed by Statement of Auditing Standards No. 61, other professional standards and regulatory requirements currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as currently in effect, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP. Based on the review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements for the 2003 fiscal year be included in the Company's Annual Report.

AUDIT COMMITTEE *of the* BOARD *of* DIRECTORS



Richard I. Beattie
Chairman of the Executive Committee,
Simpson Thacher & Bartlett



George L. Miles, Jr.
President and Chief Executive Officer,
WQED Multimedia



James A. Norling, Chairman
Executive Vice President of Motorola, Inc.;
President, Personal Communications Sector (Retired)

IT'S ALL *about* PEOPLE

In our 18 years since returning to public ownership, the Harley-Davidson Board of Directors has guided the Company's dynamic growth with exceptional results.

The eight individuals who serve as Directors today reflect a diverse mix of experiences, disciplines and backgrounds. As individuals, each brings special insights to the table. As enthusiasts, they understand the unique nature of the Harley-Davidson experience. Together, they ask the tough questions, challenge the conventional wisdom and lend their seasoned perspectives.

To learn more about how the Harley-Davidson Board of Directors operates, see the Company's Proxy Statement that accompanies this annual report, and which is also available online at www.harley-davidson.com or by contacting Investor Relations at 877-hdstock (877-437-8625).



"Harley-Davidson's track record of strong financial performance and
outstanding governance goes all the way back to its IPO in 1986. Its Code of
Business Conduct, which was introduced in 1992 and republished in 2003,
is a great example of the Company's constant drive to stay ahead of the curve."

BARRY K. ALLEN

Executive Vice President and Chief Human Resources Officer, Qwest Communications International, Inc.,
an Internet communications company. President, Allen Enterprises, LLC., an investment company.



"I have had the good fortune to be associated with Harley-Davidson since
the buyout from AMF in 1981. Harley-Davidson has been distinguished by its
outstanding management and leadership. They have lived the company's values,
and they have focused on the long term, serving the Harley shareholders
exceedingly well."

RICHARD I. BEATTIE

Partner and Chairman of the Executive Committee, Simpson Thacher & Bartlett, LLP., law firm.
Former General Counsel, U.S. Department of Health, Education and Welfare.



"Heading into our second century, we have an outstanding team and a solid road map in place. I consider myself very fortunate to be in this company at this time, helping to guide Harley-Davidson into the future."

JEFFREY L. BLEUSTEIN

Chairman and Chief Executive Officer, Harley-Davidson, Inc.



"Harley-Davidson is extraordinary at leveraging information to drive its business and to understand customer wants and needs. They're also very good at reaching out to customers through their online presence and tools like the Motorcycle Customizer. From my perspective as and avid rider, motorcycle enthusiast and board member, the Company's ability to deliver value never ceases to amaze me."

GEORGE H. CONRADES

Akamai Technologies, Inc., a provider of e-business infrastructure ... Corporation



"I've been on the front lines of this business a long time. I know motorcycles, and I know that the products in the showrooms today and those that are coming down the pike will delight customers and will create demand for many years to come. I am confident that our products will bring out the Harley-Davidson in everyone. This is an exciting time to be involved with Harley-Davidson."

DONALD A. JAMES

Chairman, Chief Executive Officer and co-founder, Fred Deeley Imports Ltd., exclusive distributor of Harley-Davidson motorcycles in Canada



"Harley-Davidson devotes extraordinary energy to creating a diverse talent pool at all levels, with the right values and ethics. The proof is in the results... and the remarkable stability of the workforce and management."

SARA L. LEVINSON

President, Women's Group of Rodale, Inc., a publisher of information on healthy, active lifestyles. Former President, NFL Properties, Inc.



"Based on my experience, I doubt there are many other companies that have such a constructive relationship with their audit firm. The frank give-and-take exchange between Harley-Davidson and Ernst & Young produces an exceptional level of review."

GEORGE L. MILES, JR.

Executive Officer, WQED Multimedia, a public broadcaster. Former CPA with ... & Company



"This is a real company that makes real stuff and makes it the right way. Harley-Davidson is a straightforward business that generates strong earnings year after year. What you see is what you get."

JAMES A. NORLING

Executive Vice President and President, Personal Communication Sector, Motorola, Inc. (retired), a manufacturer of electronics. Board Chairman, Chartered Semiconductor Manufacturing, Ltd.

COMMITTEE FUNCTIONS *and* RESPONSIBILITY

The Board has determined that all current directors, other than Messrs. Bleustein and James, qualify as independent directors of the Company under the rules of the New York Stock Exchange, Inc. To assist it in making determinations of independence, the Board adopted a categorical standard. The categorical standard is set forth in its entirety under the heading "Independence of Directors" in the Company's 2004 Notice of Annual Meeting and Proxy Statement ("Proxy Statement") that accompanies this Annual Report. The Board has concluded that all directors that the Board considers independent either meet the categorical standard or have no relationship with the Company.

The Board has three committees: the Audit Committee, the Human Resources Committee and the Nominating and Corporate Governance Committee. The charters for each of the Committees is published on the Corporate Governance page of the Company's website.

AUDIT COMMITTEE

For most of 2003, the Audit members were directors Richard I. Beattie, George L. Miles, Jr. and James A. Norling *(Chairman)*. After Richard G. LeFauve's death in January 2003, the membership of the Committee changed.

The Audit Committee charter provides, among other things, that the Audit Committee assist the Board in fulfilling its oversight responsibility relating to: (a) the integrity of the Company's financial statements and the financial reporting process; (b) the systems of internal control over financial reporting; (c) the approval of the Financial Code of Ethics; (d) the internal audit function; (e) the retention, compensation and termination of the independent auditors; (f) the annual independent audit of the Company's financial statements; (g) the independent auditors' qualifications and independence; and (h) the Company's compliance with legal and regulatory requirements.

The Board has determined that all members of the Audit Committee are independent and financially literate in accordance with the audit committee requirements of the New York Stock Exchange, Inc. The functions of the Audit Committee and its activities during fiscal year 2003 are discussed in more detail under the heading "Audit Committee Report" in the Company's Proxy Statement.

HUMAN RESOURCES COMMITTEE

For most of 2003, the members of the Human Resources Committee were directors Barry K. Allen, George H. Conrades *(Chairman)* and Sara L. Levinson. Membership of the Human Resources Committee changed as a result of Mr. LeFauve's death.

The Human Resources Committee charter provides, among other things, that the Human Resources Committee: (a) review the annual performance of the Chief Executive Officer ("CEO") with input from the independent directors of the Board and make recommendations to the independent directors about the CEO total compensation; (b) review overall compensation policies for employees and produce an annual report on compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations; (c) review and recommend all equity based compensation plans; (d) evaluate company management performance overall and provide recommendations regarding management successors; (e) review potential conflicts of interest and any other potential Code of Business Conduct violations by the Company's executive officers (other than the CEO); and (f) review the disclosure of any waivers of such conflicts or Code of Business Conduct for executive officers (other than the CEO).

NOMINATING *and* CORPORATE GOVERNANCE COMMITTEE

For most of 2003, the members of the Nominating and Corporate Governance Committee were directors Barry K. Allen *(Chairman)*, Richard I. Beattie, George H. Conrades, Sara L. Levinson, George L. Miles, Jr. and James A. Norling. After Mr. LeFauve's death, the membership of the Nominating and Corporate Governance Committee was reduced by one director.

The Nominating and Corporate Governance Committee charter provides, among other things, that the Nominating and Corporate Governance Committee: (a) identify and make recommendations to the Board on individuals qualified to serve as Board members of the Company consistent with the criteria approved by the Board; (b) identify and make recommendations to the Board on individuals qualified to serve as the Chief Executive Officer ("CEO") of the Company; (c) review and recommend the renomination of incumbent directors; (d) review and recommend committee appointments; (e) lead the Board in its annual review of the Board's and its committees' performance; (f) approve goals and objectives for the CEO and review the CEO'S annual performance; (g) review and approve the CEO's total compensation as recommended by the Human Resources Committee; (h) review and approve the Company's Code of Business Conduct; (i) establish a process for review of potential conflicts of interest; (j) review potential conflicts of interest and any other potential Code of Business Conduct violations by the Company's CEO or directors; (k) review the disclosure of any waivers of such conflicts or Code of Business Conduct for the Company's CEO or directors; (l) review and recommend to the Board a set of governance guidelines applicable to the Company; (m) take a leadership role in shaping the corporate governance of the Company; and (n) perform other related tasks, such as studying the size, committee structure,compensation or meeting frequency of the Board.

BOARD MEETINGS

The Board has five regularly scheduled meetings per year and met five times during 2003. In addition, the Board met in executive sessions during four of these meetings, without management present. In August 2002, non-management members of the Board elected Mr. Barry K. Allen Presiding Director. Mr. Allen will continue to serve as Presiding Director, provided he is re-elected as director during the 2004 Annual Meeting of Shareholders. The Presiding Director is responsible for chairing the executive sessions.

COMMUNICATIONS *with the* BOARD

All current members of the Company's Board of Directors are listed on the Corporate Governance page of the Company's website. Shareholders and other parties interested in communicating with the Presiding Director or with any non-management director may do so by writing to that director, care of Harley-Davidson, Inc. at the address shown on the Corporate Governance page of the Company's website.

Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee by writing to the chair of that committee in care of the Secretary of the Company. Such recommendations for the 2005 annual meeting of shareholders must be received by the Company on or before November 18, 2004.

On January 20, 2003 the Board approved a revised Code of Business Conduct ("the Code") that applies to all Company employees and directors. The Code is intended to promote honest and ethical conduct and to provide guidance for the appropriate handling of various business situations. Employees may anonymously report possible violations of the Code via a toll free number or in writing to the General Counsel of the Company. The Company also has a Financial Code of Ethics. Reports of possible violations of the Financial Code of Ethics may be made directly to the Chairman of the Audit Committee.

CORPORATE OFFICERS, HARLEY-DAVIDSON, INC.

Jeffrey L. Bleustein
Chairman and Chief Executive Officer

James M. Brostowitz
Vice President, Treasurer

Gail A. Lione
Vice President, General Counsel and Secretary

James L. Ziemer
Vice President and Chief Financial Officer

MOTOR COMPANY LEADERSHIP

Jeffrey L. Bleustein
Chief Executive Officer

Joanne M. Bischmann
Vice President, Marketing

James M. Brostowitz
Vice President, Treasurer

Leroy Coleman
Vice President and General Manager, Powertrain Operations, Pilgrim Road

Rodney J. Copes
General Manager, Tomahawk Operations

Ruth M. Crowley
Vice President, General Merchandise

William B. Dannehl
Vice President, Strategic Planning and New Business Development

William G. Davidson
Senior Vice President and Chief Styling Officer

Karl M. Eberle
Vice President and General Manager, Kansas City Operations

Jon R. Flickinger
Vice President, North American Sales and Dealer Services

Jorge F. Hidalgo
Vice President and General Manager, York Operations

Timothy K. Hoelter
Vice President, Government Affairs

Ronald M. Hutchinson
Vice President, Parts and Accessories

Michael D. Keefe
Vice President and Director, Harley Owners Group

Donald C. Kieffer
Vice President Manufacturing Excellence and General Manager, Powertrain Operations, Capitol Drive

Kathleen A. Lawler
Vice President, Communication

Matthew S. Levatich
Vice President, Materials Management

Gail A. Lione
Vice President, General Counsel and Secretary

James A. McCaslin
President and Chief Operating Officer

Louis N. Netz
Vice President, Director of Styling

John A. Olin
Vice President, Controller

Steven R. Phillips
Vice President, Quality, Reliability and Technical Services

John K. Russell
Vice President and Managing Director, Europe

Harold A. Scott
Vice President, Human Resources

W. Kenneth Sutton, Jr.
Vice President, Engineering

Earl K. Werner
Vice President, Continuous Improvement

Jerry G. Wilke
Vice President and General Manager Asia/Pacific and Latin America Regions

HARLEY-DAVIDSON FINANCIAL SERVICES LEADERSHIP

Lawrence G. Hund
Vice President and Chief Financial Officer

Donna F. Zarcone
President and Chief Operating Officer

BUELL MOTORCYCLE COMPANY LEADERSHIP

Erik F. Buell
Chairman and Chief Technical Officer

John A. Hevey
President and Chief Operating Officer

COMPANY INFORMATION

Harley-Davidson, Inc.
3700 West Juneau Avenue
P.O. Box 653
Milwaukee, Wisconsin 53201-0653
414-343-4680

Internet Addresses:
www.harley-davidson.com
www.buell.com

Plant Tour Information:
877-883-1450
York, PA (motorcycles)
Kansas City, MO (motorcycles)
Milwaukee, WI (engines)

SHAREHOLDER INFORMATION

Annual Shareholder Meeting
The Annual Meeting of Shareholders will convene at 10:30 a.m., CT, on Saturday, April 24, 2004, at the Pfister Hotel, 424 East Wisconsin, Milwaukee, Wisconsin 53202.

SEC Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company without charge to shareholders or via the Company's website on or around March 15, 2004.

Dividend Reinvestment and Stock Purchase Plan
To obtain information on Harley-Davidson direct stock purchase and dividend reinvestment, the BYDS plan, please contact ComputerShare.

ComputerShare Trust Company
2 North LaSalle Street
Chicago, IL 60602
866-360-5339 (toll-free)

Registrar and Transfer Agent
ComputerShare Investor Services, LLC
P. O. Box A3504
Chicago, IL 60690-3504
866-360-5339 (toll-free)
or 312-360-5339

Contact Investor Relations at:
877-HDSTOCK (toll-free)
414-343-4782, or try our e-mail:
investor.relations@harley-davidson.com

Corporate Governance Materials may be obtained via our website at:
www.harley-davidson.com


HDI
Listed
NYSE



Our Mission

We fulfill dreams through the experiences *of* motorcycling *by* providing to motorcyclists *and to the* general public an expanding line *of* motorcycles, branded products *and* services *in* selected market segments.

Harley-Davidson, Inc.

[illegible] West Juneau Avenue, P. O. Box 653 Milwaukee, Wisconsin 53201-0653

[illegible]